UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

French Public Limited Company (Société Anonyme) with a share capital of 10,640,226,396 euros
Registered office: 78, rue Olivier de Serres, Paris (15th)
Paris Trade Register 380 129 866

First half 2017

Financial report

AMF

This document is a free translation into English of the half-yearly financial report provided for by article L.451-1-2 of the French Monetary and Financial Code.

The report was filed with the Autorité des Marchés Financiers on July 27, 2017.

1

contents

1.      Condensed interim consolidated Financial Statements for the first half of 2017

         Consolidated income statement

         Consolidated statement of comprehensive income

         Consolidated statement of financial position

         Consolidated statements of changes in shareholders' equity

         Consolidated statement of cash flows

         Notes to the consolidated financial statements

2.      Interim management report for the first half of 2017

3.      Statement by the person responsible

4.      Statutory auditors’ review report on the half-year financial information

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1.        Condensed interim consolidated Financial Statements for the first half of 2017

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Consolidated statement of cash flows

Notes to the consolidated financial statements

Notes to the consolidated financial statements

NOTE 1   Segment information

1.1   Segment revenues

1.2   Segment revenues to segment reported EBITDA

1.3   Segment reported EBITDA to segment operating income and segment investments

1.4   Segment assets

1.5   Segment equity and liabilities

1.6   Simplified statement of cash flows on telecommunication and banking activities

1.7   Reconciliation from adjusted EBITDA to reported EBITDA

NOTE 2   Basis of preparation of the consolidated financial statements

2.1   Basis of preparation of the financial statements

2.2   Uses of estimates and judgment

2.3   New standards and interpretations

NOTE 3   Revenues

NOTE 4   Other expenses

4.1   Other operating expenses

4.2   Restructuring and integration costs

4.3   Management of the working capital - payables

NOTE 5   Impairment loss

NOTE 6   Income tax

NOTE 7   Financial assets, liabilities and financial result (excluding Orange Bank)

7.1   Financial assets and liabilities of telecom activities

7.2   Financial result

7.3   Change of cash flow hedges in the consolidated statement of comprehensive income

7.4   Net financial debt

7.5   Main debt issues and redemptions

7.6   Orange's debt ratings

7.7   Management of covenants

7.8   Assets available for sale

7.9   Fair value levels of financial assets and liabilities

NOTE 8   Activities of Orange Bank

8.1   Financial assets and liabilities of Orange Bank

NOTE 9   Shareholders' equity

9.1   Changes in share capital

9.2   Treasury shares

9.3   Dividends

9.4   Non-controlling interests

9.5   Cumulative translation adjustment

9.6   Subordinated notes

NOTE 10 Litigations and unrecognized contractual commitments

10.1 Litigations

10.2 Unrecognized contractual commitments

NOTE 11 Related party transaction

NOTE 12 Subsequent events

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated income statement

(in millions of euros, except for per share data)	Note	June 30, 2017	June 30, 2016
Revenues		20,276	20,079
External purchases		(8,967)	(8,818)
Other operating income		368	370
Other operating expense	4.1	(349)	(234)
Labor expenses		(4,229)	(4,404)
Operating taxes and levies		(1,239)	(1,128)
Gains (losses) on disposal of investments and activities		(6)	67
Restructuring and integration costs	4.2	(76)	(340)
Depreciation and amortization		(3,351)	(3,279)
Impairment of goodwill	5	-	(80)
Impairment of fixed assets	5	4	(92)
Share of profits (losses) of associates and joint ventures		3	-
Operating income		2,434	2,141
Cost of gross financial debt	7.2	(618)	(732)
Gains (losses) on assets contributing to net financial debt		7	13
Foreign exchange gains (losses)	7.2	(60)	(95)
Other net financial expenses		(8)	(16)
Effects resulting from BT stake	7.8	(349)	-
Finance costs, net		(1,028)	(830)
Income tax	6	(576)	(237)
Consolidated net income of continuing operations		830	1,074
Consolidated net income of discontinued operations (EE)		-	2,249
Consolidated net income		830	3,323
Net income attributable to owners of the parent company		682	3,168
Non-controlling interests		148	155
Earnings per share (in euros) attributable to parent company
Net income of continuing operations
• basic		0.20	0.29
• diluted		0.20	0.29
Net income of discontinued operations
• basic		-	0.85
• diluted		-	0.83
Net income
• basic		0.20	1.14
• diluted		0.20	1.12
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Consolidated statement of comprehensive income

(in millions of euros)	Note	June 30, 2017	June 30, 2016
Consolidated net income		830	3,323
Remeasurements of the net defined benefit liability (1)		6	(127)
Income tax relating to items that will not be reclassified		(1)	27
Items that will not be reclassified to profit or loss (a)		5	(100)
Assets available for sale	7.8	16	(388)
Cash flow hedges	7.3	202	(125)
Translation adjustment gains and losses	9.5	(86)	(174)
Income tax relating to items that are or may be reclassified		(52)	41
Items that are or may be reclassified subsequently to profit or loss (b)		80	(646)
Other comprehensive income from continuing operations (a) + (b)		85	(746)
Remeasurements of the net defined benefit liability in associates and joint ventures (2)		-	52
Income tax relating to items that are not reclassified in associates and joint ventures		-	(4)
Items that are not reclassified to profit or loss (c)		-	48
Translation adjustment gains and losses	9.5	-	(836)
Net investment hedges		-	65
Cash flow hedges in associates and joint ventures		-	(5)
Income tax relating to items that are reclassified		-	(22)
Items that are reclassified subsequently to profit or loss (d)		-	(798)
Other comprehensive income of discontinued operations (EE) (c) + (d)		-	(750)
Other consolidated comprehensive income (a) + (b) + (c) + (d)		85	(1,496)
Consolidated comprehensive income		915	1,827
Comprehensive income attributable of the parent company		786	1,734
Comprehensive income attributable to non-controlling interests		129	93

(1) Remeasurements due to the decrease of the discount rate at June 30, 2016.

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Consolidated statement of financial position

(in millions of euros)	Note	June 30, 2017	December 31, 2016
Assets
Goodwill	5	27,123	27,156
Other Intangible assets		14,481	14,602
Property, plant and equipment		26,115	25,912
Interests in associates and joint ventures		133	130
Non-current loans and receivables of Orange Bank	8.1.1	1,030	1,025
Non-current financial assets	7.8	3,299	3,882
Non-current derivatives assets	7.1	507	915
Other non-current assets		108	106
Deferred tax assets		2,066	2,116
Total non-current assets		74,862	75,844
Inventories		772	819
Trade receivables		4,999	4,964
Current loans and receivables of Orange Bank	8.1.1	1,638	2,066
Current financial assets	7.1	1,934	1,862
Current derivatives assets	7.1	26	57
Other current assets		1,043	1,073
Operating taxes and levies receivables		836	918
Current tax assets		87	170
Prepaid expenses		786	540
Cash and cash equivalent	7.1	6,807	6,355
Total current assets		18,928	18,824
Total assets		93,790	94,668

Equity and liabilities
Share capital		10,640	10,640
Share premiums and statutory reserve		16,859	16,859
Subordinated notes		5,803	5,803
Retained earnings		(3,106)	(2,614)
Equity attributable to the owners of the parent		30,196	30,688
Non-controlling interest	9.4	2,405	2,486
Total equity	9	32,601	33,174
Non-current financial liabilities	7.1	28,362	28,909
Non-current derivatives liabilities		745	578
Non-current fixed assets payables		911	907
Non-current debts related to Orange Bank activities	8.1.2	512	518
Non-current employee benefits		2,789	3,029
Non-current provisions for dismantling		762	716
Non-current restructuring provisions	4.2	239	185
Other non-current liabilities		571	608
Deferred tax liabilities		631	658
Total non-current liabilities		35,522	36,108
Current financial liabilities	7.1	4,936	4,759
Current derivatives liabilities	7.1	38	50
Current fixed assets payables	4.3	2,541	2,800
Trade payables	4.3	6,252	6,211
Current debts related to Orange Bank activities	8.1.2	3,691	3,846
Current employee benefits		2,203	2,266
Current provisions for dismantling		12	21
Current restructuring provisions	4.2	121	190
Other current liabilities		1,717	1,530
Operating taxes and levies payables		1,566	1,241
Current tax payables		472	338
Deferred income		2,118	2,134
Total current liabilities		25,667	25,386
Total equity and liabilities		93,790	94,668
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Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subordinated notes	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2016		2,648,885,383	10,596	16,790	5,803	(3,144)	862	30,907	2,085	275	2,360	33,267
Consolidated comprehensive income		-	-	-	-	3,168	(1,434)	1,734	155	(62)	93	1,827
Capital increase		11,171,216	44	64	-	5	-	113	-	-	-	113
Share-based compensation		-	-	-	-	49	-	49	2	-	2	51
Purchase of treasury shares		-	-	-	-	(6)	-	(6)	-	-	-	(6)
Dividends		-	-	-	-	(1,064)	-	(1,064)	(252)	-	(252)	(1,316)
Subordinated notes remuneration		-	-	-	-	(188)	-	(188)	-	-	-	(188)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(17)	-	(17)	(5)	-	(5)	(22)
Changes in ownership interests with gain/loss of control		-	-	-	-	-	-	-	(16)	-	(16)	(16)
Other movements		-	-	-	-	(106)	-	(106)	(33)	-	(33)	(139)
Balance at June 30, 2016		2,660,056,599	10,640	16,854	5,803	(1,303)	(572)	31,422	1,936	213	2,149	33,571
Consolidated comprehensive income		-	-	-	-	(233)	168	(65)	173	46	219	154
Capital increase		-	-	5	-	(5)	-	-	-	-	-	-
Share-based compensation		-	-	-	-	3	-	3	4	-	4	7
Purchase of treasury shares		-	-	-	-	7	-	7	-	-	-	7
Dividends		-	-	-	-	(532)	-	(532)	(7)	-	(7)	(539)
Subordinated notes remuneration		-	-	-	-	(103)	-	(103)	-	-	-	(103)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(77)	-	(77)	77	-	77	-
Changes in ownership interests with gain/loss of control		-	-	-	-	70	-	70	3	-	3	73
Other movements		-	-	-	-	(37)	-	(37)	41	-	41	4
Balance at December 31, 2016		2,660,056,599	10,640	16,859	5,803	(2,210)	(404)	30,688	2,227	259	2,486	33,174
Consolidated comprehensive income		-	-	-	-	682	104	786	148	(19)	129	915
Capital increase	9.1	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation		-	-	-	-	(5)	-	(5)	(7)	-	(7)	(12)
Purchase of treasury shares	9.2	-	-	-	-	(18)	-	(18)	-	-	-	(18)
Dividends	9.3	-	-	-	-	(1,064)	-	(1,064)	(231)	-	(231)	(1,295)
Subordinated notes remuneration	9.6	-	-	-	-	(179)	-	(179)	-	-	-	(179)
Changes in ownership interests with no gain/loss of control		-	-	-	-	-	-	-	-	-	-	-
Changes in ownership interests with gain/loss of control		-	-	-	-	-	-	-	-	-	-	-
Other movements		-	-	-	-	(12)	-	(12)	28	-	28	16
Balance at June 30, 2017		2,660,056,599	10,640	16,859	5,803	(2,806)	(300)	30,196	2,165	240	2,405	32,601
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> Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests						Total other comprehensive income
	Assets available for sale	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other comprehensive income of associates and joint ventures (1)	Total	Assets available for sale	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance at January 1, 2016	36	52	1,212	(480)	116	(74)	862	-	(2)	289	(13)	1	275	1,137
Variation	(388)	(62)	(946)	(127)	46	43	(1,434)	-	2	(64)	-	-	(62)	(1,496)
Balance at June 30, 2016	(352)	(10)	266	(607)	162	(31)	(572)	-	-	225	(13)	1	213	(359)
Variation	386	(239)	(103)	50	74	-	168	(2)	-	50	(3)	1	46	214
Balance at December 31, 2016	34	(249)	163	(557)	236	(31)	(404)	(2)	-	275	(16)	2	259	(145)
Variation	15	205	(68)	6	(54)	-	104	1	(3)	(18)	-	1	(19)	85
Balance at June 30, 2017	49	(44)	95	(551)	182	(31)	(300)	(1)	(3)	257	(16)	3	240	(60)

(1) Amounts excluding translation adjustments.
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Consolidated statement of cash flows

(in millions of euros)	Note	June 30, 2017	June 30, 2016
Operating activities
Consolidated net income		830	3,323
Non-monetary items without effect on cash flows
Operating taxes and levies		1,239	1,128
Gains (losses) on disposal of investments and activities		(55)	(138)
Depreciation and amortization		3,351	3,279
Change in provisions		(191)	(312)
Impairment of goodwill	5	-	80
Impairment of non-current assets	5	(4)	92
Share of profits (losses) of associates and joint ventures		(3)	0
Net income after tax of discontinued operations (EE)		-	(2,249)
Operational net foreign exchange and derivatives		6	16
Finance costs, net	7.2	1,028	830
Income tax	6	576	237
Share-based compensation		(12)	53
Changes in working capital
Decrease (increase) in inventories, gross		44	(20)
Decrease (increase) in trade receivables, gross		(28)	201
Increase (decrease) in trade payables		37	(23)
Changes in other assets and liabilities (1)		(322)	(734)
Decrease (increase) of operating activities related to Orange Bank activities		262	-
Other net cash out
Operating taxes and levies paid		(887)	(873)
Dividends received other than from EE		24	16
Dividends received from EE		-	173
Interest paid and interest rates effects on derivatives, net		(753)	(817)
Income tax paid		(390)	(406)
Net cash provided by operating activities (a)		4,752	3,856
o/w discontinued operations (EE)		-	202

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets		(3,376)	(4,143)
Increase (decrease) in fixed assets payables		(282)	(266)
Proceeds from sales of property, plant and equipment and intangible assets		99	86
Cash paid for investment securities, net of cash acquired
Burkina Faso, Democratic Republic of Congo and Liberia		-	(792)
Others		(7)	(60)
Investments in associates and joint ventures		-	(11)
Other purchases of assets available for sale		(21)	(7)
Purchases of equity securities measured at fair value		(7)	(1)
Proceeds from sale of EE		-	4,493
Proceeds from sale of BT		433	-
Other proceeds from sales of investment securities, net of cash transferred		6	72
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(63)	(351)
Others		(60)	259
Net cash used in investing activities (b)		(3,278)	(721)
o/w discontinued operations (EE)		-	4,493

ESPACE

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(in millions of euros)	Note	June 30, 2017	June 30, 2016
Financing activities
Long-term debt issuances	7.5	2,253	756
Long-term debt redemptions and repayments	7.5	(2,048)	(1,038)
Increase (decrease) of bank overdrafts and short-term borrowings		710	666
Decrease (increase) of cash collateral deposits		(437)	(759)
Exchange rates effects on derivatives, net		(23)	7
Coupon on subordinated notes issuance	9.6	(179)	(188)
Proceeds (purchases) from treasury shares	9.2	(18)	(6)
Employees shareholding plans		-	(34)
Capital increase (decrease) - owners of the parent company	9.1	-	113
Capital increase (decrease) - non-controlling interests		26	(43)
Changes in ownership interests with no gain / loss of control		4	(10)
Dividends paid to owners of the parent company	9.3	(1,064)	(1,064)
Dividends paid to non-controlling interests		(203)	(195)
Net cash used in financing activities (c)		(979)	(1,795)
o/w discontinued operations (EE)		-	(220)
Net change in cash and cash equivalents		495	1,340

Net change in cash and cash equivalents (a) + (b) + (c)
Cash and cash equivalents - opening balance		6,355	4,469
Cash change in cash and cash equivalents		495	1,340
Non-cash change in cash and cash equivalents (2)		(43)	8
Cash and cash equivalents - closing balance		6,807	5,817

(1) Excluding operating taxes and levies receivables and payables. The variance is mainly due to the payment of the amend for the Enterprises Market litigation for (350) million euros in 2016.
(2) Mainly non-monetary effects of exchange rates.
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Notes to the consolidated financial statements

NOTE 1         Segment information

1.1        Segment revenues

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg

June 30, 2017
Revenues	8,879	2,628	1,325	617
Mobile services	3,165	1,336	585	512
Mobile equipment sales	303	271	146	53
Fixed services	5,137	1,019	531	41
Other revenues	274	2	63	11
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
external	8,586	2,602	1,308	606
inter-operating segments	293	26	17	11

June 30, 2016
Revenues	8,860	2,418	1,306	609
Mobile services	3,236	1,263	614	504
Mobile equipment sales	281	240	106	56
Fixed services	5,069	915	542	36
Other revenues	274	-	44	13
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
external	8,573	2,404	1,290	602
inter-operating segments	287	14	16	7

(1) Including, in 2017, revenues of 2,580 million euros in France, 17 million euros in Spain, 11 million euros in Poland, 316 million euros in other European countries and 691 million euros in other countries.

Including, in 2016, revenues of 2,605 million euros in France, 14 million euros in Spain, 9 million euros in Poland, 758 million euros in other European countries and 280 million euros in other countries.

(2) Including revenues of 819 million euros in France in 2017. Including revenues of 859 million euros in France in 2016.
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		Europe	Africa & Middle-East	Enterprise(1)	International Carriers & Shared Services(2)	Eliminations	Orange consolidated financial statements
Central European countries	Eliminations Europe	Total

843	(8)	5,405	2,491	3,615	819	(933)	20,276
673	(6)	3,100	2,089	433	-	-	-
71	-	541	36	52	-	-	-
74	(1)	1,664	331	-	-	-	-
25	(1)	100	35	-	-	-	-
-	-	-	-	728	-	-	-
-	-	-	-	1,374	-	-	-
-	-	-	-	1,028	-	-	-
-	-	-	-	-	686	-	-
-	-	-	-	-	133	-	-
831	-	5,347	2,368	3,428	547	-	20,276
12	(8)	58	123	187	272	(933)	-

798	(3)	5,128	2,516	3,666	904	(995)	20,079
658	(1)	3,038	2,055	444	-	-	-
51	-	453	39	47	-	-	-
67	-	1,560	380	-	-	-	-
22	(2)	77	42	-	-	-	-
-	-	-	-	762	-	-	-
-	-	-	-	1,402	-	-	-
-	-	-	-	1,011	-	-	-
-	-	-	-	-	757	-	-
-	-	-	-	-	147	-	-
789	-	5,085	2,371	3,452	598	-	20,079
9	(3)	43	145	214	306	(995)	-

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1.2        Segment revenues to segment reported EBITDA

(in millions of euros)	France						Europe
		Spain	Poland	Belgium & Luxembourg	Central European countries	Eliminations Europe	Total

June 30, 2017
Revenues	8,879	2,628	1,325	617	843	(8)	5,405
External purchases	(3,324)	(1,634)	(726)	(380)	(477)	11	(3,206)
Other operating income	734	51	41	10	48	(3)	147
Other operating expenses	(312)	(105)	(28)	(8)	(31)	-	(172)
Labor expenses	(2,055)	(128)	(209)	(67)	(76)	-	(480)
Operating taxes and levies	(754)	(90)	(36)	(15)	(5)	-	(146)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	3,168	722	367	157	302	-	1,548
Significant litigations	5	-	-	-	-	-	-
Specific labour expenses	(48)	-	-	-	-	-	-
Investments and businesses portfolio review	-	-	-	(1)	-	-	(1)
Restructuring and integration costs	(10)	(1)	(2)	-	-	-	(3)
Other special items	-	-	-	-	-	-	-
Reported EBITDA (1)	3,115	721	365	156	302	-	1,544

June 30, 2016
Revenues	8,860	2,418	1,306	609	798	(3)	5,128
External purchases	(3,326)	(1,540)	(700)	(390)	(441)	7	(3,064)
Other operating income	732	62	34	15	26	(4)	133
Other operating expenses	(250)	(100)	(29)	1	(25)	-	(153)
Labor expenses	(2,192)	(125)	(188)	(68)	(71)	-	(452)
Operating taxes and levies	(754)	(90)	(36)	(22)	(6)	-	(154)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	3,070	625	387	145	281	-	1,438
Significant litigations	-	-	-	-	-	-	-
Specific labour expenses	(58)	-	-	-	-	-	-
Investments and businesses portfolio review	-	-	-	-	-	-	-
Restructuring and integration costs	(160)	(133)	-	-	-	-	(133)
Other special items	-	-	-	-	-	-	-
Reported EBITDA (1)	2,852	492	387	145	281	-	1,305

(1) Report to Note 1.7 for EBITDA adjustments.

(2) Orange Bank's net banking income is recognized in other operating income and amounts to 38 million euros as at June 30, 2017. The cost of risk is included in other operating expenses and amounts to (3) million euros as at June 30, 2017.

(3) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

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Africa & Middle-East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank (2)	Eliminations telecom activites / bank	Total	Presentation adjustments (3)	Orange consolidated financial statements

2,491	3,615	819	(933)	20,276	-	-	20,276	-	20,276
(1,231)	(1,848)	(1,405)	2,078	(8,936)	(31)	-	(8,967)	-	(8,967)
32	85	1,168	(1,851)	315	38	-	353	15	368
(123)	(330)	(35)	706	(266)	(3)	-	(269)	(80)	(349)
(202)	(814)	(590)	-	(4,141)	(30)	-	(4,171)	(58)	(4,229)
(203)	(79)	(61)	-	(1,243)	(1)	-	(1,244)	5	(1,239)
-	-	-	-	-	-	-	-	(6)	(6)
-	-	-	-	-	-	-	-	(76)	(76)
764	629	(104)	-	6,005	(27)	-	5,978	(200)	-
-	-	(65)	-	(60)	-	-	(60)	60	-
-	(2)	(8)	-	(58)	-	-	(58)	58	-
-	-	(5)	-	(6)	-	-	(6)	6	-
(8)	(15)	(40)	-	(76)	-	-	(76)	76	-
-	-	-	-	-	-	-	-	-	-
756	612	(222)	-	5,805	(27)	-	5,778	-	5,778

2,516	3,666	904	(995)	20,079			20,079	-	20,079
(1,231)	(1,854)	(1,490)	2,147	(8,818)			(8,818)	-	(8,818)
53	86	1,224	(1,866)	362			362	8	370
(105)	(336)	(43)	714	(173)			(173)	(61)	(234)
(224)	(831)	(620)	-	(4,319)			(4,319)	(85)	(4,404)
(181)	(71)	(58)	-	(1,218)			(1,218)	90	(1,128)
-	-	-	-	-			-	67	67
-	-	-	-	-			-	(340)	(340)
828	660	(83)	-	5,913			5,913	(321)	-
-	-	40	-	40			40	(40)	-
-	(3)	(19)	-	(80)			(80)	80	-
17	56	(6)	-	67			67	(67)	-
(2)	(24)	(21)	-	(340)			(340)	340	-
-	-	(8)	-	(8)			(8)	8	-
843	689	(97)	-	5,592			5,592	-	5,592

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1.3        Segment reported EBITDA to segment operating income and segment investments

(in millions of euros)	France						Europe
		Spain	Poland	Belgium & Luxembourg	Central European countries	Eliminations Europe	Total

June 30, 2017
Reported EBITDA	3,115	721	365	156	302	-	1,544
Depreciation and amortization	(1,509)	(491)	(301)	(112)	(161)	-	(1,065)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation
adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-	-
Impairment of fixed assets	4	-	-	-	-	-	-
Share of profits (losses) of associates and joint ventures	-	-	-	-	-	-	-
Operating income	1,610	230	64	44	141	-	479

June 30, 2016
Reported EBITDA	2,852	492	387	145	281	-	1,305
Depreciation and amortization	(1,375)	(462)	(307)	(98)	(164)	-	(1,031)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation
adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-	-
Impairment of fixed assets	3	-	1	-	-	-	1
Share of profits (losses) of associates and joint ventures	-	-	-	-	-	-	-
Operating income	1,480	30	81	47	117	-	275

June 30, 2017
Investments in property, plant and equipment and intangible assets
Capex (3)	1,611	538	192	77	99	-	906
Telecommunications licenses	11	3	-	-	-	-	3
Finance leases	2	1	1	-	-	-	2
Total investments (4)	1,624	542	193	77	99	-	911

June 30, 2016
Investments in property, plant and equipment and intangible assets
Capex (3)	1,586	547	194	62	110	-	913
Telecommunications licenses	-	48	719	-	9	-	776
Finance leases	-	3	2	-	-	-	5
Total investments (5)	1,586	598	915	62	119	-	1,694

(1) Including investments in tangible and intangible assets of 132 million euros in France in 2017. Including investments in tangible and intangible assets of 124 million euros in France in 2016.
(2) Including investments in tangible and intangible assets of 129 million euros in France in 2017. Including investments in tangible and intangible assets of 167 million euros in France in 2016.

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Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Elimination telecom activities	Total telecom activities	Orange Bank	Orange consolidated financial statements

756	612	(222)	-	5,805	(27)	5,778
(433)	(181)	(162)	-	(3,350)	(1)	(3,351)
-	-	-	-	-	-	-

-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	4	-	4
6	-	(3)	-	3	-	3
329	431	(387)	-	2,462	(28)	2,434

843	689	(97)	-	5,592		5,592
(525)	(186)	(162)	-	(3,279)		(3,279)
-	-	-	-	-		-

-	-	-	-	-		-
(80)	-	-	-	(80)		(80)
(96)	-	-	-	(92)		(92)
5	-	(5)	-	-		-
147	503	(264)	-	2,141		2,141

428	179	127	-	3,251	25	3,276
86	-	-	-	100	-	100
-	9	2	-	15	-	15
514	188	129	-	3,366	25	3,391

359	168	141	-	3,167		3,167
200	-	-	-	976		976
2	11	27	-	45		45
561	179	168	-	4,188		4,188

(3) CAPEX relate to tangible and intangible investments except telecommunication licenses and financial leases and they are used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

(4) Including 2,554 million euros for other intangible assets and 837 million euros for tangible assets.

(5) Including 1,692 million euros for other intangible assets and 2,496 million euros for tangible assets.

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1.4        Segment assets

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg	Central European countries

June 30, 2017
Goodwill	14,364	6,818	242	362	2,162
Other intangible assets	4,197	1,817	1,298	305	680
Property, plant and equipment	13,242	3,408	2,509	810	847
Interests in associates and joint ventures	-	1	-	4	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	4	-	11	-	-
Total non-current assets	31,807	12,044	4,060	1,481	3,689
Inventories	371	68	54	21	60
Trade receivables	1,506	713	574	187	230
Prepaid expenses	104	149	27	26	14
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	479	25	16	2	22
Total current assets	2,460	955	671	236	326
Total assets	34,267	12,999	4,731	1,717	4,015

December 31, 2016
Goodwill	14,364	6,818	232	362	2,160
Other intangible assets	4,269	1,861	1,299	320	713
Property, plant and equipment	13,054	3,313	2,420	830	874
Interests in associates and joint ventures	-	1	-	6	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	3	-	10	-	-
Total non-current assets	31,690	11,993	3,961	1,518	3,747
Inventories	433	73	37	31	64
Trade receivables	1,515	729	512	176	232
Prepaid expenses	70	92	18	12	11
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	532	12	9	1	10
Total current assets	2,550	906	576	220	317
Total assets	34,240	12,899	4,537	1,738	4,064

(1) Including in 2017 tangible and intangible assets of 547 million euros in France and 541 million euros in 2016.
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	Europe	Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations telecom activities and unallocated items	Total Telcoms activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements
Eliminations Europe	Total

-	9,584	1,663	1,494	18	-	27,123	-	-	27,123
-	4,100	2,092	336	3,716	1	14,442	39	-	14,481
-	7,574	3,222	469	1,605	-	26,112	3	-	26,115
-	5	120	1	7	-	133	-	-	133
-	-	-	-	-	663	663	-	-	663
-	11	5	12	891	2,851	3,774	2,600	(27)	6,347
-	21,274	7,102	2,312	6,237	3,515	72,247	2,642	(27)	74,862
-	203	83	52	63	-	772	-	-	772
-	1,704	765	764	1,018	(758)	4,999	-	-	4,999
-	216	125	223	129	(12)	785	1	-	786
-	-	-	-	-	8,064	8,064	-	-	8,064
-	65	714	141	347	251	1,997	2,311	(1)	4,307
-	2,188	1,687	1,180	1,557	7,545	16,617	2,312	(1)	18,928
-	23,462	8,789	3,492	7,794	11,060	88,864	4,954	(28)	93,790

-	9,572	1,709	1,496	15	-	27,156	-	-	27,156
-	4,193	2,103	327	3,694	-	14,586	16	-	14,602
-	7,437	3,270	487	1,662	-	25,910	2	-	25,912
-	7	111	1	11	-	130	-	-	130
-	-	-	-	-	980	980	-	-	980
-	10	2	11	1,708	2,780	4,514	2,577	(27)	7,064
-	21,219	7,195	2,322	7,090	3,760	73,276	2,595	(27)	75,844
-	205	84	50	49	(2)	819	-	-	819
-	1,649	701	784	864	(549)	4,964	-	-	4,964
-	133	66	189	95	(14)	539	1	-	540
-	-	-	-	-	7,899	7,899	-	-	7,899
-	32	638	150	384	439	2,175	2,427	-	4,602
-	2,019	1,489	1,173	1,392	7,773	16,396	2,428	-	18,824
-	23,238	8,684	3,495	8,482	11,533	89,672	5,023	(27)	94,668

(2) Including in 2017 tangible and intangible assets of 2,173 million euros in France (2,203 million euros in 2016). Intangible assets also include the Orange brand for 3,133 million euros.
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1.5        Segment equity and liabilities

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg	Central European countries

June 30, 2017
Equity	-	-	-	-	-
Fixed assets payables	329	-	157	-	201
Non-current employee benefits	1,687	2	31	1	4
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	660	153	112	68	58
Total non-current liabilities	2,676	155	300	69	263
Fixed assets payables	1,205	542	164	41	71
Trade payables	2,381	903	312	193	217
Current employee benefits	1,258	35	54	32	23
Deferred income	1,157	68	132	59	70
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	730	119	233	150	62
Total current liabilities	6,731	1,667	895	475	443
Total equity and liabilities	9,407	1,822	1,195	544	706

December 31, 2016
Equity	-	-	-	-	-
Fixed assets payables	322	-	155	-	208
Non-current employee benefits	1,895	-	31	1	2
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	695	151	66	69	59
Total non-current liabilities	2,912	151	252	70	269
Fixed assets payables	1,293	539	226	69	98
Trade payables	2,355	886	327	168	232
Current employee benefits	1,369	36	44	32	22
Deferred income	1,171	76	127	59	71
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	429	103	221	138	22
Total current liabilities	6,617	1,640	945	466	445
Total equity and liabilities	9,529	1,791	1,197	536	714
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	Europe	Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total Telcoms activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements
Eliminations Europe	Total

-	-	-	-	-	32,315	32,315	286	-	32,601
-	358	224	-	-	-	911	-	-	911
-	38	69	298	691	-	2,783	6	-	2,789
-	-	-	-	-	29,049	29,049	-	-	29,049
-	391	55	27	237	824	2,194	606	(27)	2,773
-	787	348	325	928	29,873	34,937	612	(27)	35,522
-	818	387	43	84	1	2,538	3	-	2,541
-	1,625	1,149	684	1,113	(759)	6,193	59	-	6,252
-	144	77	341	378	-	2,198	5	-	2,203
-	329	235	294	115	(12)	2,118	-	-	2,118
-	-	-	-	-	4,796	4,796	-	-	4,796
-	564	945	214	852	464	3,769	3,989	(1)	7,757
-	3,480	2,793	1,576	2,542	4,490	21,612	4,056	(1)	25,667
-	4,267	3,141	1,901	3,470	66,678	88,864	4,954	(28)	93,790

-	-	-	-	-	32,889	32,889	285	-	33,174
-	363	221	-	-	1	907	-	-	907
-	34	70	312	713	(1)	3,023	6	-	3,029
-	-	-	-	-	29,420	29,420	-	-	29,420
-	345	56	33	177	853	2,159	620	(27)	2,752
-	742	347	345	890	30,273	35,509	626	(27)	36,108
-	932	418	46	104	1	2,794	6	-	2,800
-	1,613	1,073	665	1,008	(549)	6,165	46	-	6,211
-	134	68	348	342	-	2,261	5	-	2,266
-	333	235	293	116	(14)	2,134	-	-	2,134
-	-	-	-	-	4,666	4,666	-	-	4,666
-	484	828	234	792	487	3,254	4,055	-	7,309
-	3,496	2,622	1,586	2,362	4,591	21,274	4,112	-	25,386
-	4,238	2,969	1,931	3,252	67,753	89,672	5,023	(27)	94,668

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1.6        Simplified statement of cash flows on telecommunication and banking activities

(at June 30, 2017, in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consolidated financial statement

Operating activities
Consolidated net income	856	(26)	-	830
Non-monetary items without effect on cash flows	5,938	(3)	-	5,935
Changes in working capital	(299)	292	-	(7)
Other net cash out	(2,008)	2	-	(2,006)
Net cash provided by operating activities (a)	4,487	265	-	4,752

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(3,531)	(28)	-	(3,559)
Cash paid for investment securities, net of cash acquired	(7)	-	-	(7)
Others purchases of assets available for sale	(21)	-	-	(21)
Purchases of equity securities measured at fair value	(7)	-	-	(7)
Proceeds from sales of investment securities, net of cash transferred	439	-	-	439
Decrease (increase) in securities and other financial assets	(52)	(71)	-	(123)
Net cash used in investing activities (b)	(3,179)	(99)	-	(3,278)

Financing activities
Cash flows from financing activities
Long-term debt issuances	2,253	-	-	2,253
Long-term debt redemptions and repayments	(2,048)	-	-	(2,048)
Increase (decrease) of bank overdrafts and short-term borrowings	675	35	-	710
Decrease (increase) of cash collateral deposits	(441)	4	-	(437)
Capital increase (decrease) - owners of the parent company	(23)	-	-	(23)
Other cash flows
Coupon on subordinated notes issuance	(179)	-	-	(179)
Proceeds (purchases) from treasury shares	(18)	-	-	(18)
Capital increase (decrease) - non-controlling interests	(51)	77	-	26
Changes in ownership interests with no gain / loss of control	4	-	-	4
Dividends paid to owners of the parent company	(1,064)	-	-	(1,064)
Dividends paid to non-controlling interests	(203)	-	-	(203)
Net cash used in financing activities (c)	(1,095)	116	-	(979)

Cash and cash equivalents - opening balance	6,267	88	-	6,355
Cash change in cash and cash equivalents (a) + (b) + (c)	213	282	-	495
Exchange rates changes on cash and cash equivalents and other non-monetary effects	(43)	-	-	(43)
Cash and cash equivalents - closing balance	6,437	370	-	6,807
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1.7        Reconciliation from adjusted EBITDA to reported EBITDA

In 2017, significant litigations correspond to the reassessment of risks on various disputes.

The specific labor expenses reflect mainly the impact of changes in both assumptions and experience of various "part-time for seniors plan" (TPS) in France. They also include the accrued income relating to the refund of social contributions paid within the 2011 free share award plan ("Let's share" international plan), of which shares were finally not attributed because of non-achievement of performance criteria.

The review of the investments and business portfolio in 2016 included the gains on disposal of Fime in the amount of 49 million euros.

The restructuring and integration costs are presented in Note 4.2.

The other specific items in 2016 included the non-completed Bouygues transaction costs.

Changes in the presentation of segment information

Change of operating segments in Africa and Middle-East

As of 2017, decisions on the allocation of resources and the performance assessment of Orange's component parts are made by the Chairman and Chief Executive Officer (main operational decision-maker) at the following level in Africa and Middle-East: the subgroup Sonatel (including Sonatel entities in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the subgroup Côte d'Ivoire (including Orange Côte d'Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and Middle-East constitute from now the operating segments. Segment information presented in the Group's consolidated financial statements remains unchanged. This change has no effect on the level of goodwill testing.

Management of Enterprise market in France

In 2017, the segment information presentation has changed to better reflect the management of the Enterprise market in France. The revenues and operating expenses from mobile services and mobile equipment sales to companies with more than 50 employees, previously included in the France operating segment, are now combined with the activities of the Enterprise segment. This change has no impact on the Group’s statement of income. Only the presentation of revenues and operating expenses of France and Enterprise segments are changed, with an adjustment on intra-group eliminations. As of June 30, 2016, the effect of this transfer on revenues amounts to (515) million euros for France segment and to 477 million euros for Enterprise segment. Thus, Enterprise segment operating income increased by 168 million euros.

This change also modifies the Cash Generating Unit (CGU) composition of France and Enterprise. Thus, the goodwill initially affected to France CGU was partially reallocated to Enterprise CGU and estimated approximately at 1 billion euros on the basis of future expected cash flows relating to the transferred activity.

The 2016 segment information takes into account these changes of presentation.

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NOTE 2         Basis of preparation of the consolidated financial statements

This note describes the changes in the accounting policies since the publication of the consolidated financial statements for 2016 and which were used by Orange ("the Group") for the preparation of its interim financial statements at June 30, 2017.

2.1        Basis of preparation of the financial statements

The condensed consolidated financial statements and notes were approved by the Board of Directors on July 26, 2017.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first half of 2017 were prepared in accordance with IAS 34 "Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2016, with the exception of the specific requirements of IAS 34. For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of IAS 39 and the standards and interpretations currently being endorsed, which has no effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

When a specific transaction is not dealt with in any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•  fairly present the Group’s financial position, financial performance and cash flows;

•  reflect the economic substance of the transactions;

•  are neutral;

•  are prepared on a prudent basis; and

•  are complete in all material respects.

2.2        Uses of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates insofar as many elements included in the financial statements cannot be measured with precision. The underlying assumptions used for the main estimates are similar to those described as of December 31, 2016. Management revises these estimates if the underlying circumstances evolve or if there is new information or additional experience. Consequently, estimates made at June 30, 2017 may be changed subsequently.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with the related accounting issues.

2.3        New standards and interpretations

Among the standards and interpretations which are compulsory applicable after June 30, 2017, IFRS 9, IFRS 15 and IFRS 16 might affect the Group’s future consolidated financial statements. Those are part of a dedicated project within the Group.

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Standard / Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (January 1, 2018)

IFRS 9 modifies the recognition criteria for hedging transactions and main financial assets and liabilities categories: given the nature of the Group’s transactions, no major change is expected either for the telecom activities and Orange Bank.

IFRS 9 also modifies the recognition of credit risk related to financial assets, moving from the incurred loss approach to an expected loss approach: for the telecom activities, this means that impairment will be recognized on receivables not yet due and for Orange bank, upon the credit agreement. The accounting for this change in accounting policy will affect the consolidated equity on January 1, 2018 with no restatement of comparative periods.

IFRS 15 Revenue from Contracts with Customers (January 1, 2018)

IFRS 15 application will mainly affect the mobile phone market and more specifically the accounting for arrangements which bundle the sale of a handset sold with a discounted price and with customer subscription to a communication service for a defined period of time:  the cumulative revenue will not change but the allocation between the handset sold and the communication service will change (higher equipment revenue, lower service revenue).

The accelerated revenue recognition will lead to the recognition of a contract asset in the statement of financial position which would be settled against an asset receivable as the communication service is provided.

In addition, some incremental subscriber acquisition and retention costs (i.e. payments to retailers directly attributable to the contract, excluding subsidies) will be recognized over the duration of the contractual relationship.

The Group will be able to disclose the quantitative effects of the standard during the last quarter of 2017. It will be in a position to elect the alternative for the retrospective application of the standard: either against equity at January 1, 2018 with no restatement of comparative periods, or against equity at January 1, 2016 with 2016 and 2017 comparative periods under IFRS 15.

IFRS 16 Leases (January 1, 2019)

This standard introduces provisions that significantly affect the financial reporting of leases as well as financial measures by lessees.

At the delivery date of the right of use granted by the lessor, the lessees will account for all of their leases, as an asset against a financial liability as for a financial lease under IAS 17. In addition to the effect on the statement of financial position, the income statement (depreciation and interest expense instead of operating expenses, acceleration of expenses arising under the interest component) and the statement of cash flows (only interest expense will continue to affect the operating cash flows, investment cash flows will not be impacted, financing cash flows will be impacted by the repayment of the debt) will also be affected.

The financial reporting will be sensitive to:

•   the level of judgment required in applying the new qualification criteria for a lease;

•   the choice whether to recognize certain capacity arrangements as intangible assets;

•   the legislation and practices applicable in each jurisdiction or line of business with regard to the non-cancellable lease term granted by lessors and the combination of fixed and variable components of contractual payments;

•   the policies used by each lessee when assessing the reasonably certain lease term;

•   the alternatives elected at the transition date.

Furthermore, the differences between IFRS (IFRS 16) and US GAAP (ASU 2016-02) would result in different financial measures between operators.

The Group has to define the provisions of the first retrospective application; either on January 1, 2019 with no restatement of comparative periods, or on January 1, 2017 with 2017 and 2018 comparative figures reported under IFRS 16.

NOTE 3         Revenues

As a result of the transfer from the France operating segment to the Enterprise operating segment relating to Enterprise market management in France, Enterprise revenues generated by mobile services and mobile equipment sales are presented in the following two product lines:

•  mobile services: revenues generated by incoming and outgoing calls (voice, SMS and data), network access fees, value-added services, Machine to Machine, roaming revenues from customers of other networks (national and international), revenues from Mobile Virtual Network Operators (MVNO) and from network sharing;

•  mobile equipment sales: sales of subsidized and unsubsidized mobile devices and equipment, including sales of accessories.

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NOTE 4         Other expenses

4.1        Other operating expenses

In addition to allowances and losses on trade receivables and universal service charges, other operating expenses of the first half of 2017 include in particular a 113 million euros expense related to litigations in France and abroad. In the first half of 2016, other expenses included in particular the payment of 53 million euros concerning the SFR-secondary residences litigation.

4.2        Restructuring and integration costs

(in millions of euros)	June 30, 2017	June 30, 2016
Restructuring costs	(77)	(291)
Departure plans (1)	(12)	(91)
Lease property restructuring (2)	(40)	(22)
Distribution channels (3)	1	(160)
Impairment of assets related to onerous contracts	(3)	-
Other	(23)	(18)
Integration costs	1	(49)
Jazztel (4)	-	(49)
Acquisition costs of investments	1	-
Total	(76)	(340)

(1) Mainly departure plan announced by Orange Espagne in 2016 (approximately 500 people).
(2) Essentially related to vacant leases in France.
(3) Concerns the end of the relationship with some indirect distributors in France in 2016.
(4) Mainly related to termination of operational contracts as part of the integration of the activities of Jazztel in 2016 (mainly linked to IRUs and other leased lines).

Some restructuring and integration costs are directly recorded as expense and are not included in the movements of provisions:

(in millions of euros)	June 30, 2017	June 30, 2016
Restructuring and integration provision - opening balance	375	414
Additions with impact on income statement	59	149
Reversals releases with impact on income statement	(9)	(6)
Utilizations without impact on income statement	(73)	(122)
Translation adjustments	(1)	(2)
Reclassifications and other items	9	(61)
Restructuring and integration provision - closing balance	360	372
o/w non-current provisions	239	185
o/w current provisions	121	187

4.3        Management of the working capital - payables

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables and fixed assets payables that were subject to an extension for payment, and had an impact on the change in working capital at the end of the period, amount to approximately 300 million euros at June 30, 2017.

NOTE 5         Impairment loss

Impairment tests are carried out annually and when there is an indication that assets may be impaired.

Changes in the economic and financial climate, varying levels of resilience of telecommunications operators to deteriorating local economic conditions, declines in the market capitalization of telecommunications companies and changes in business performance serve as indicators of potential impairment.

As the preparation of multi-year plans is performed at year-end, the half-year reassessments resulting from the identification of impairment indications are derived from a preliminary review of projected cash flows retained at the end of the previous year.

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At June 30, 2017

At June 30, 2017, the review of impairment indicators has not led the Group to recognize any impairment.

At June 30, 2016

At June 30, 2016, an impairment of 176 million euros has been recognized in Egypt (of which 80 million euros of goodwill and 96 million euros of fixed assets). It reflected the impact on projected cash flows of the new 4G license's ongoing allocation and its financial conditions.

NOTE 6         Income tax

(in millions of euros)	June 30, 2017	June 30, 2016
Income tax	(576)	(237)
Current tax	(603)	(325)
Deferred tax	27	88

Variation in income tax charge is mainly due to a tax gain of 177 million euros booked as of June 30, 2016 which resulted from the positive outcome of contentious proceedings for fiscal years 2008-2009 and 2011-2013 in regards of the 5% share of costs and expenses applied in France to dividends received from EU companies.

Remaining tax losses of Orange SA are expected to be fully utilized by December 31, 2017, unless affected by changes in tax rules and changes in business projections.

For several years, the Group has formally been disputing the 3% tax on dividends, contesting the constitutionality of this measure in respect of the European Directives. A favorable outcome to this dispute would result in a current tax income of about 238 million euros, which at this stage of the proceeding is treated as a contingent asset as at June 30, 2017.

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NOTE 7         Financial assets, liabilities and financial result (excluding Orange Bank)

7.1        Financial assets and liabilities of telecom activities

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as the financial result are split to respect these two business areas.

Thus, Note 7 details the financial assets, liabilities and related gains and losses specific to telecom activities and Note 8 is devoted to Orange Bank activities.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are not eliminated).

(at June 30, 2017, in millions of euros)	Orange consolidation financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current loans and receivables of Orange Bank	1,030	-		1,030	8.1.1	-
Non-current financial assets	3,299	1,786		1,540		(27) (1)
Non-current derivatives, assets	507	495	7.4	12		-
Current loans and receivables of Orange Bank	1,638	-		1,638	8.1.1	-
Current financial assets	1,934	1,647		288		(1)
Current derivatives, assets	26	26	7.4	-		-
Cash and cash equivalent	6,807	6,437		370		-

Non-current debts related to Orange Bank operations	512	-		512	8.1.2	-
Non-current financial liabilities	28,362	28,362	7.4	27		(27) (1)
Non-current derivatives, liabilities	745	687	7.4	58		-
Current debts related to Orange Bank operations	3,691	-		3,691	8.1.2	-
Current financial liabilities	4,936	4,758	7.4	179		(1)
Current derivatives, liabilities	38	38	7.4	-		-

(1) Loan granted by Orange SA to Orange Bank.

7.2        Financial result

The financial result amounts to (1,028) million euros at June 30, 2017 against (830) million euros at June 30, 2016.

The decrease of financial result is explained by the effects resulting from BT shares for (349) million euros (see Note 7.8) partially compensated by the improvement in the gross financial debt cost of 114 million euros, mainly explained by the decrease in bond interests after hedging effects and by changes in the foreign exchange result of 35 million euros mainly due to economic hedges of the Group's exposure to the pound sterling (mainly the hedging of the unrecognized revaluation of subordinated notes denominated in pounds sterling, equity instruments recognized at their historical value).

7.3        Change of cash flow hedges in the consolidated statement of comprehensive income

As at June 30, 2017, the consolidated statement of comprehensive income indicates a gain in cash flow hedge of 202 million euros against a loss of (125) million euros in the first semester of 2016. These effects mainly reflect the hedges, via cross currency swaps, of future coupons on Group debts denominated in foreign currencies.

The gain in the first semester of 2017 is due to a faster recovery of the euro long-term rates against the US ones, whereas the loss in the first semester of 2016 was mainly explained by the depreciation of the pound sterling against the euro.

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7.4        Net financial debt

Net financial debt as defined and used by Orange does not include Orange Bank activities for which the concept is not relevant and is described in the following chart:

	June 30, 2017	December 31, 2016
(in millions of euros)
TDIRA	1,222	1,212
Bonds	26,395	27,370
Bank loans and from development organizations and multilateral lending institutions	3,045	2,710
Finance lease liabilities	595	622
Cash collateral received	191	541
NEU Commercial Papers (1)	1,208	542
Bank overdrafts	234	278
Other financial liabilities	230	250
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	33,120	33,525
Derivatives (liabilities) current and non-current (2)	725	561
Derivatives (assets) current and non-current (2)	(522)	(960)
Equity components related to unmatured hedging instruments	(562)	(763)
Gross financial debt after derivatives (a)	32,761	32,363
Cash collateral paid (3)	(168)	(77)
Investments at fair value (4)	(1,600)	(1,576)
Cash equivalents	(3,476)	(3,942)
Cash	(2,962)	(2,324)
Assets included in the calculation of net financial debt (b)	(8,206)	(7,919)
Net financial debt (a) + (b)	24,555	24,444

(1) Negotiable European Commercial Papers (formerly called "commercial papers").
(2) At June 2017, the foreign exchange effect of the cross currency swaps hedging foreign exchange risk on gross debt notional is a gain of 512 million euros.
(3) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are dedectued from gross financial debt.
(4) Only investments, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

Changes in financing assets and liabilities whose cash flows are disclosed in cash flow from financing activities in the cash flow statement (see Note 1.6)

	December 31, 2016	Cash flows	Non-cash changes			June 30, 2017
(in millions of euros)			Acquisition	Foreign exchange movement	Other
TDIRA	1,212	-	-	-	10	1,222
Bonds	27,370	(57)	-	(703)	(215) (1)	26,395
Bank loans and from development organizations and multilateral lending institutions	2,710	365	-	(37)	7	3,045
Finance lease liabilities	622	(44)	-	0	17	595
Cash collateral received	541	(350)	-	-	-	191
NEU Commercial Papers	542	666	-	(3)	3	1,208
Bank overdrafts	278	(31)	(0)	(13)	0	234
Other financial liabilities	250	(19)	0	(13)	12	230
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	33,525	530	0	(769)	(166)	33,120
Net derivatives	(399)	(23)	-	777	(152)	203
Cash collateral paid	(77)	(91)	-	-	0	(168)
Cash flows from financing activities		416
(1) Mainly accrued interests.

7.5        Main debt issues and redemptions

On March 9, 2017, Orange SA issued bonds for 750 million euros maturing on September 11, 2023 with a coupon of 0.75% and for 500 million euros maturing on September 9, 2027 with a coupon of 1.50%.

On June 27, 2017, Orange issued bonds exchangeable into BT shares (see Note 7.8) for 517 million pounds sterling (585 million euros converted at indicative ECB foreign exchange rate of the day) bearing a coupon of 0.375% and with 133 million of BT shares as underlying assets on the basis of a price reference of 2.88 pounds sterling per share. These instruments mature in June 2021 and are redeemable upon investors request, from August 7, 2017, in cash, in BT shares or a combination of the two, depending of Orange's choice. The final amount redeemable will correspond to the nominal value increased, if any, of the performance of BT shares price above 3.89 pounds sterling per share (135% of the reference price). Under IFRS, this operation is split between a financial debt at amortized cost of 503 million pounds sterling (570 million euros at the date of issuance) and a derivative instrument at fair value through net income (recognized as financial liabilities for an initial amount of (14) million pounds sterling corresponding to (15) million euros).

During the first semester of 2017, Orange SA redeemed a bond at maturity, for 1,900 million euros.

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7.6        Orange's debt ratings

On June 16, 2017, the rating agency Japan Credit Rating revised the outlook on Orange's long term debt from Stable to Positive while confirming Orange's long-term debt rating at A-.

At June 30, 2017, Orange's debt ratings are set forth below:

	Standard & Poor's	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Stable	Stable	Stable	Positive
Short-term debt	A2	P2	F2

7.7        Management of covenants

The covenants with regards to financial ratios described at December 31, 2016 remain met.

7.8        Assets available for sale

(in millions of euros)	June 30, 2017	December 31, 2016
Assets available for sale - opening balance	1,878	144
BT shares received as remuneration for the disposal of EE	-	2,462
Sale of one third of BT shares	(570)	-
Impairment of BT shares retained excluding effect of FX risk hedge (1)	(248)	(753)
Other movements	29	25
Assets available for sale - closing balance	1,089	1,878

(1) At June 30, 2017, the Group retains 266 millions of BT shares at a fair value of 891 million euros against 1 139 million euros as at the end of 2016.

BT shares

On January 29, 2016, as a result of the disposal of EE, Orange received a 4% stake in the share capital of BT Group plc (BT), i.e. 399 million shares for an amount of 2,462 million euros (valued at the ECB reference exchange rate on January 28, i.e. 0.76228).

BT shares being classified as assets available for sale, changes in their fair value, including the hedge effect of foreign exchange risk, are accounted in other comprehensive income and not in profit or loss, unless there is an objective evidence of significant or prolonged decline in fair value. In case of impairment, all subsequent change of fair value (computed on the basis of stock price of the last trading day and converted into euros at ECB indicative rate of the end of the period) reflecting a loss since the date of depreciation, is recognized in profit or loss.

At the end of December, 2016, the impairment of Group's investment in BT amounted to (602) million euros, net of the hedge effect of foreign exchange risk.

On June 19, 2017, Orange has announced the disposal of one third of its investment in BT, therefore 133 million shares, at the price of 433 million euros, net of costs (converted at indicative ECB foreign exchange rate of June 22, 2017, date of settlement, therefore 0.88168). At the end of 2016, these shares' fair value amounted 570 million euros. In the first half of 2017, the effect on profit and loss related to the shares sold is (126) million euros, including a gain of 11 million euros related to the hedge of foreign exchange risk.

Thus, as of June 30, 2017, Orange retains a 2.67% stake in BT of which the fair value amounts to 891 million euros (last stock price of June 30, 2017, therefore 2.975 pounds sterling per share converted at the indicative ECB rate of the day thus 0.87933) against 1,139 million euros at the end of 2016. In the first half of 2017, changes in fair value of BT shares retained represent a loss of (223) million euros recognized in profit and loss (including a gain of 25 million euros relating to foreign exchange hedge effect).

In June 2017, as described in Note 7.5, Orange SA issued bonds exchangeable into BT shares for half of the retained investment.

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7.9        Fair value levels of financial assets and liabilities

During the first half of 2017, no significant event has occurred regarding the fair value of financial assets and liabilities.

NOTE 8         Activities of Orange Bank

8.1        Financial assets and liabilities of Orange Bank

The accounts of Orange Bank were adapted to the format of Orange group's consolidated accounts and therefore differ from a presentation that complies with a banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as the financial result are split to respect these two business areas.

Thus, Note 7 details the financial assets, liabilities and related gains and losses specific to telecom activities and Note 8 is devoted to Orange Bank activities.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are not eliminated).

(at June 30, 2017, in millions of euros)	Orange consolidation financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current loans and receivables of Orange Bank	1,030	-		1,030	8.1.1	-
Non-current financial assets	3,299	1,786		1,540		(27) (1)
Non-current derivatives, assets	507	495	7.4	12		-
Current loans and receivables of Orange Bank	1,638	-		1,638	8.1.1	-
Current financial assets	1,934	1,647		288		(1)
Current derivatives, assets	26	26	7.4	-		-
Cash and cash equivalent	6,807	6,437		370		-

Non-current debts related to Orange Bank operations	512	-		512	8.1.2	-
Non-current financial liabilities	28,362	28,362	7.4	27		(27) (1)
Non-current derivatives, liabilities	745	687	7.4	58		-
Current debts related to Orange Bank operations	3,691	-		3,691	8.1.2	-
Current financial liabilities	4,936	4,758	7.4	179		(1)
Current derivatives, liabilities	38	38	7.4	-		-

(1) Loan granted by Orange SA to Orange Bank.

8.1.1         Loans and receivables related to Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables from customers for 2,218 million euros and to credit institutions for 450 million euros.

In the context of adapting Orange Bank's accounts into the Group's financial statements, clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers have been considered as loans and receivables from customers.

As at June 30, 2017, loans and receivables of Orange Bank to customers are mainly composed of overdrafts (for 1,072 million euros) and housing loans (for 733 million euros).

Orange Bank's loans and receivables from credit institutions are mainly composed of current assets corresponding to overnight deposits and loans.

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8.1.2         Debts related to Orange Bank operations

Debts related to Orange Bank operations are composed of payables and debts with customers for 3,400 million euros and with financial institutions for 803 million euros.

As at June 30, 2017, debts related to Orange Bank operations with customers are mainly composed of current accounts for 2,509 million euros and passbooks and special savings accounts for 670 million euros.

Debts related to Orange Bank operations with financial institutions are mainly composed of term borrowings and advances.

NOTE 9         Shareholders' equity

At June 30, 2017, Orange SA's share capital amounted to 10,640,226,396 euros, and comprised 2,660,056,599 ordinary shares with a par value of 4 euros each.

The shares held in registered form for at least two years by the same shareholder are granted with a double voting right. At June 30, 2017, the public sector owns 22.95% of Orange SA's share capital and 29.19% of the voting rights, and the employees of the Group own either within the employee shareholding plan or in registered form 5.47% of Orange SA's share capital and 8.88% of the voting rights.

9.1        Changes in share capital

No new shares were issued during the first half of 2017.

During the six months ended June 30, 2017, the weighted average number of ordinary shares outstanding and the weighted average number of ordinary and dilutive shares outstanding were 2,659,338,388.

9.2        Treasury shares

As authorized by the Shareholders' Meeting of June 1, 2017, the Board of Directors instituted a new share buyback program which is described in the Orange Registration Document filed with the French Securities Regulator on April 6, 2017.

The only shares bought back by Orange SA during the first half of 2017 were shares bought back as part of the liquidity contract.

At June 30, 2017, Orange held 1,322,157 of its own shares (including 1,300,000 shares as part of the liquidity contract), compared to 22,423 at December 31, 2016 (of which 0 shares as part of the liquidity contract).

9.3        Dividends

The Shareholders' Meeting held on June 1, 2017 approved the payment of a dividend of 0.60 euro per share in respect of 2016 fiscal year. After payment of the interim dividend of 0.20 euro per share on December 7, 2016 for a total of 532 million euros, the balance of the dividend amounting to 0.40 euro per share was paid on June 14, 2017 for an amount of 1,064 million euros.

9.4        Non-controlling interests

(in millions of euros)	June 30, 2017	December 31, 2016
Credit part of equity attributable to non-controlling interests (a)	2,414	2,493
o/ w Orange Polska Group	935	906
o/ w Sonatel Group	596	683
o/ w Orange Belgium Group	246	247
o/ w Jordan Telecom Group	158	175
o/ w Medi Telecom	139	157
Debit part of equity attributable to non-controlling interests (b)	(9)	(7)
Total equity attributable to non-controlling interests (a) + (b)	2,405	2,486
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(in millions of euros)	June 30, 2017	June 30, 2016
Dividends paid to minority shareholders	231	252
o/ w Sonatel Group	186	186
o/ w Orange Polska Group	0	37
o/ w Medi Telecom	16	15
o/ w Orange Belgium Group	14	-
o/ w Jordan Telecom Group	11	10

9.5        Cumulative translation adjustment

(in millions of euros)	June 30, 2017	June 30, 2016
Gain (loss) recognized in other comprehensive income during the period	(86)	(174)
Reclassification to net income for the period	(0)	-
Total transaction adjustments for continuing operations	(86)	(174)
Reclassification to the net income for the period (1)	-	(836)
Total translation adjustments for discontinued operations	-	(836)

(1) These translation adjustments are only related to EE in 2016.

The change in translation differences recognized in other comprehensive income mainly includes:

•  in the first half of 2017, a decrease of 55 million euros due to the depreciation in the US dollar and a decrease of 46 million euros due to the depreciation in the Jordanian dinar,

•  in the first half of 2016, a decrease of 101 million euros due to the depreciation in the Polish zloty and a decrease of 61 million euros due to the depreciation in the Egyptian pound.

9.6        Subordinated notes

The amount of 5,803 million euros presented in the row "Subordinated notes" of the consolidated statements of changes in shareholders' equity represents the nominal booked at historical value (the tranches denominated in pounds sterling have not been revaluated since their issue in 2014). Premium and fees amounting (88) million euros are booked by reserves.

In the first half of 2017, Orange did not exercise its right to defer the coupons of the subordinated notes and therefore paid:

•  on February 7, 2017, 95 million euros and 38 million pounds sterling (equivalent to 44 million euros) to holders of the notes issued in February 2014,

•  on April 3, 2017, 35 million pounds sterling (equivalent to 40 million euros) to holders of the tranche denominated in pound sterling issued in October 2014.

As a reminder, the tax effect relating to the payment of the coupons is accounted for as net income.

The tax effect relating to the foreign currency translation on notional denominated in pound sterling is (13) million euros over the period. This impact is presented in the consolidated statements of changes in shareholders' equity as "Other movements".

NOTE 10     Litigations and unrecognized contractual commitments

10.1     Litigations

At June 30, 2017, the provisions for risks recorded by the Group for all disputes in which it is involved (excluding liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions, which are recognized in the corresponding items of the balance sheet) amounted to 589 million euros compared to 537 million euros at December 31, 2016. Orange believes that the disclosure of provisions that may be recorded on a case-by-case basis could seriously harm its position.

This note describes the new proceedings and developments in existing litigations having occurred since the publication of the consolidated financial statements for the year ended December 31, 2016, that have had or may have a material impact on the Group’s financial position.

•  In the action brought before the Paris Commercial Court by certain telecom operators against Orange SA for damages suffered because of Orange’s practices on the mobile and fixed-line B-to-B markets, BT Group increased its claim to 170 million euros. Given the decision of the French Competition Authority of December 17, 2015, which fined Orange 350 million euros in connection with its competitive practices, these actions represent a risk, provided that any right for the claimants to be indemnified remains subject to them characterizing an actual damage suffered resulting from the sanctioned practices.

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•  On June 16, 2017, the Paris Court of Appeal upheld its 2014 ruling dismissing all Numericable’s claims amounting to 2.6 billion euros aimed at compensating damage caused by an alleged de facto termination of the agreements signed with Orange in 1999 and 2001 at the time of the sale of its cable networks, for the use of Orange’s civil engineering installations.

•  In the procedure opposing Orange to Lectiel before the Paris Court of Appeal which regards possible damages suffered by Lectiel as a result of Orange’s refusal to deliver to Lectiel its directory database together with daily updates free of charge, the expert appointed by the Court issued its report on June 27, 2017 assessing the damages at 7 million euros including interest. Lecltiel claims 4.7 billion euros of damages.

•  In Spain, the Court of Appeal rejected on May 23, 2017 the appeal filed by BT Group against the decision of the CNMC dated March 11, 2014 which had rejected BT’s complaint regarding an alleged margin squeeze in the wholesale markets of the Spanish mobile phone segment. BT Group filed an appeal before the Supreme Court.

•  On March 3, 2017, Orange Polska was informed that the Court of Justice of the European Union (CJEU) will not deal with Orange Polska's complaint against the decision to uphold the 128 million euros penalty imposed by the European Commission in 2011 until another dispute involving the use of dominant positions by companies has been settled by the CJEU.

•  On March 15, 2017, the Warsaw Court of Appeal confirmed the annulment of the penalty imposed by the Polish Competition Authority (UOKIK) on the four major Polish mobile operators, including Orange Polska, for collusion to delay the development of new services in the mobile television market. The UOKIK has appealed before the Supreme Court. Following this decision the claim for damages of 140 million euros brought by the company Magna Polonia against the operators in the amount is currently groundless.

Apart from the proceedings mentioned above, there are no governmental, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2016, which have had over the period, or which may have, a material impact on the Group’s financial position or profitability.

10.2     Unrecognized contractual commitments

Based on the new contracts for the purchase of handsets signed during the first half of 2017, the total amount of handsets purchases commitments is estimated at approximatively 3.6 billion euros over the next years.

No other major event has impacted the unrecognized contractual commitments described in the 2016 consolidated financial statements.

NOTE 11     Related party transaction

During the first half of 2017, no transaction with related parties took place which materially affected the 2016 Group's financial position.

NOTE 12     Subsequent events

Orange SA: distribution of an interim dividend

At its meeting held on July 26, 2017, the Board of Directors resolved to distribute an interim dividend of 0.25 euro per share in respect of 2017. This interim dividend will be paid in cash on December 7, 2017. The estimated payment amounts to 665 million euros based on the number of ordinary shares outstanding at June 30, 2017.

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2.        Interim management report for the first half of 2017

2.1          Overview

2.1.1       Financial data and workforce information

2.1.2       Summary of results for the first half of 2017

2.1.3       Significant events

2.1.4       Information on trends and the main risks and uncertainties

2.2          Analysis of the Group’s results and capital expenditures

2.2.1       From Group revenues to adjusted EBITDA

2.2.1.1    Revenues

2.2.1.2    Adjusted EBITDA

2.2.2       From Group adjusted EBITDA to operating income

2.2.2.1    Reported EBITDA

2.2.2.2    Operating income

2.2.3       From Group operating income to net income

2.2.4       From Group net income to comprehensive income

2.2.5       Group capital expenditures

2.2.5.1    CAPEX

2.2.5.2    Acquisitions of telecommunication licenses

2.3          Analysis by operating segment

2.3.1       France

2.3.1.1    Revenues - France

2.3.1.2    Adjusted EBITDA - France

2.3.1.3    Operating income - France

2.3.1.4    CAPEX - France

2.3.1.5    Additional information - France

2.3.2       Europe

2.3.2.1    Spain

2.3.2.2    Poland

2.3.2.3    Belgium & Luxembourg

2.3.2.4    Central European countries

2.3.3       Africa & Middle-East

2.3.3.1    Revenues - Africa & Middle-East

2.3.3.2    Adjusted EBITDA - Africa & Middle-East

2.3.3.3    Operating income - Africa & Middle-East

2.3.3.4    CAPEX - Africa & Middle-East

2.3.3.5    Additional information - Africa & Middle-East

2.3.4       Enterprise

2.3.4.1    Revenues - Enterprise

2.3.4.2    Adjusted EBITDA - Enterprise

2.3.4.3    Operating income - Enterprise

2.3.4.4    CAPEX - Enterprise

2.3.4.5    Additional information - Enterprise

2.3.5       International Carriers & Shared Services

2.3.5.1    Revenues - International Carriers & Shared Services

2.3.5.2    Adjusted EBITDA - International Carriers & Shared Services

2.3.5.3    Operating income - International Carriers & Shared Services

2.3.5.4    CAPEX - International Carriers & Shared Services

2.3.5.5    Additional information - International Carriers & Shared Services

2.3.6       Orange Bank

2.3.6.1    Operating activities

2.3.6.2    Assets, liabilities and cash flows

2.4          Cash and financial debt of telecomS activities

2.4.1       Liquidity and cash flows of telecoms activities

2.4.2       Net financial debt of telecoms activities

2.5          Financial aggregates not defined by IFRS

2.5.1       Data on a comparable basis

2.5.2       Adjusted EBITDA and reported EBITDA

2.5.3       CAPEX

2.5.4       Net financial debt

2.5.5       Ratio of net financial debt to adjusted EBITDA of telecoms activities

2.6          Additional information

2.6.1       Litigation and unrecognized contractual commitments

2.6.2       Related party transactions

2.6.3       Subsequent events

2.6.4       Financial glossary

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This report contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section 2.4 Risk factors of the 2016 Registration Document. See also the information provided under the heading Forward-looking statements at the beginning of the 2016 Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the consolidated financial statements). The Statutory Auditors conducted a limited review of these financial statements. Adjusted EBITDA, reported EBITDA, CAPEX, net financial debt, the ratio of net financial debt to adjusted EBITDA of telecoms activities and data on a comparable basis are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them and considers them useful for readers, see Sections 2.5 Financial aggregates not defined by IFRS and 2.6.4 Financial glossary.

The presentation of the France and Enterprise operating segments was changed in the first quarter of 2017 so as better to reflect the management of the French Enterprise market (see the start of Section 2.3 Analysis by operating segment and Notes 1.7 and 3 to the consolidated financial statements). Historical data, comparable data and customer bases for the first half of 2016 take these changes into account.

Unless otherwise specified, segment information presented in the following sections is understood to be prior to elimination of inter-segment transactions.

The transition from data on a historical basis to data on a comparable basis for the first half of 2016 is set out in Section 2.5.1 Data on a comparable basis.

The changes presented in the following sections are calculated based on data in thousands of euros, although displayed in millions of euros.

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2.1       Overview

2.1.1       Financial data and workforce information

Operating data

	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis(1)	data on a historical basis	data on a comparable basis(1)	data on a historical basis
Revenues (2)	20,276	20,054	20,079	1.1%	1.0%
Adjusted EBITDA (1)	5,978	5,848	5,913	2.2%	1.1%
Telecoms activities	6,005	5,865	5,913	2.4%	1.6%
Adjusted EBITDA/Revenues of telecoms activities	29.6%	29.2%	29.4%
Orange Bank activities	(27)	(17)	-	(66.2)%	-
Reported EBITDA (1)	5,778	5,461	5,592	5.8%	3.3%
Telecoms activities	5,805	5,478	5,592	6.0%	3.8%
Orange Bank activities	(27)	(17)	-	(66.2)%	-
Operating income	2,434		2,141		13.7%
Telecoms activities	2,462		2,141		15.0%
Orange Bank activities	(28)		-		-
CAPEX (1)	3,276	3,181	3,167	3.0%	3.4%
Telecoms activities	3,251	3,181	3,167	2.2%	2.7%
CAPEX/Revenues of telecoms activities	16.0%	15.9%	15.8%
Orange Bank activities	25	-	-	-	-
Telecommunication licenses	100	995	976	(89.9)%	(89.8)%
Investments financed through finance leases	15	44	45	(65.2)%	(66.2)%
Average number of employees (full-time equivalents) (3)	138,763	142,573	141,417	(2.7)%	(1.9)%
Number of employees (active employees at end of period) (3)	152,744	155,127	153,539	(1.5)%	(0.5)%

(1)   See Sections 2.5 Financial aggregates not defined by IFRS and 2.6.4 Financial glossary.

(2)   Revenues of telecoms activities. The Net Banking Income (NBI) of Orange Bank is recognized in other operating income.

(3)   See Section 2.6.4 Financial glossary.

Net income

	2017	2016
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,434	2,141
Finance costs, net	(1,028)	(830)
Income tax	(576)	(237)
Consolidated net income of continuing operations	830	1,074
Consolidated net income of discontinued operations (EE)	-	2,249
Consolidated net income	830	3,323
Net income attributable to owners of the parent company	682	3,168
Non-controlling interests	148	155

Net financial debt

	June 30, 2017	Dec. 31, 2016
(in millions of euros)		data on a historical basis
Net financial debt (1)	24,555	24,444

(1)   See Section 2.5 Financial aggregates not defined by IFRS, Section 2.6.4 Financial glossary and Note 7.4 to the consolidated financial statements. Net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.4.3 Financial risks of the 2016 Registration Document.

2.1.2       Summary of results for the first half of 2017

Revenues amounted to 20,276 million euros in the first half of 2017, up 1.0% on a historical basis, and 1.1% (representing 222 million euros) on a comparable basis, versus the first half of 2016. In the second quarter of 2017, revenues grew at a faster pace, with an increase of 1.4% (on both a historical and a comparable basis) versus the second quarter of 2016, following a rise of 0.6% in data on a historical basis and 0.8% on a comparable basis versus the first quarter of 2016. The improved trend in the second quarter of 2017 was principally tied to the recovery in the Africa & Middle East segment, a continued strong performance in Spain and the return to growth in France for the first time since 2009.

Commercial momentum remained very strong in the second quarter of 2017, with the continued development in convergence and very high-speed broadband in Europe, and with the recovery in mobile in the Africa & Middle East segment. Growth in consumer convergent offers remained strong in France and the Europe segment, with 9.8 million customers at June 30, 2017, a rise of 11.5% year-on-year. The Group's fixed broadband services had 19.1 million customers at June 30, 2017, an increase of 5.4% year-on-year in data on a comparable basis, due to fiber optic offers. At June 30, 2017, the mobile customer base (excluding machine-to-machine) in France and in the Europe region grew 3.3% year-on-year. 4G continued its rapid rise, with 31.6 million customers in France and in the Europe segment at June 30, 2017, up 39% year-on-year. In the Africa & Middle-East segment, mobile net additions improved significantly for the second consecutive quarter, with 3.9 million net additions in the second quarter of 2017, following 2.7 million in the first quarter of 2017.

Adjusted EBITDA amounted to 5,978 million euros in the first half of 2017, a rise of 1.1% on a historical basis, and 2.2% (representing 130 million euros) on a comparable basis, versus the first half of 2016. The ratio of adjusted EBITDA of telecoms activities to revenues was 29.6% in the first half of 2017, up 0.2 points on a historical basis and 0.4 points on a comparable basis compared with the first half of 2016. In the first half of 2017, the ratio of adjusted EBITDA to revenues for France rose by 1.0 point compared with the first half of 2016, on both a historical and a comparable basis.

Reported EBITDA totaled 5,778 million euros in the first half of 2017, up 3.3% (or 186 million euros) on a historical basis versus the first half of 2016.

Operating income was 2,434 million euros in the first half of 2017, a rise of 293 million euros on a historical basis versus the first half of 2016. This increase was mainly the result of the growth in reported EBITDA and the counter-effect of the recognition in the first half of 2016 of an impairment loss relating to Egypt, partially offset by the increase in depreciation and amortization.

Consolidated net income amounted to 830 million euros in the first half of 2017, versus 3,323 million euros in the first half of 2016. This fall of 2,493 million euros was primarily related to (i) the counter-effect of the recognition in the first half of 2016 of a positive result of 2,249 million euros in respect of net income of discontinued operations, relating to the disposal of EE, and (ii) the 349 million euro expense relating to the interest held in BT Group. Net income attributable to owners of the parent company totaled 682 million euros in the first half of 2017, compared to 3,168 million euros in the first half of 2016.

CAPEX amounted to 3,276 million euros in the first half of 2017, up 3.4% on a historical basis and 3.0% on a comparable basis compared with the first half of 2016. The ratio of CAPEX to revenues of telecoms activities was 16.0% in the first half of 2017, up 0.3 points on a historical basis and 0.2 points on a comparable basis, compared with the first half of 2016. Investment in very high-speed broadband mobile and fixed (4G/4G+ and FTTH) networks increased 16.5% on a comparable basis compared with the first half of 2016, in line with the objectives of the Essentials2020 strategic plan.

Net financial debt amounted to 24,555 million euros at June 30, 2017, a rise of 111 million euros compared to December 31, 2016. The ratio of net financial debt to adjusted EBITDA of telecoms activities stood at 1.92 at June 30, 2017, compared to 1.93 at December 31, 2016, in line with the objective of a ratio of around 2 in the medium term.

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2.1.3       Significant events

In the first half of 2017, the Group continued to implement Essentials2020, its strategic plan to 2020, with in particular enhanced connectivity, primarily via (i) its investment programs designed to set Orange apart by virtue of its very high-speed broadband networks and its quality of service, and (ii) its convergent offers and content. Orange is also accelerating its diversification into new services, specifically mobile financial services (notably with the forthcoming launch of the Orange Bank offer in France) and connected objects. At the same time, the Group is focusing on innovation, using both its own resources and an open innovation approach, and continuing to implement its operational efficiency and cost control plan, Explore2020.

Investment in networks

The rollout of networks providing broadband and very high-speed broadband Internet access is one of the five levers of the Essentials2020 strategic plan. Accordingly, Orange plans to invest approximately 17 billion euros on its networks between 2015 and 2018, nearly half of which in France.

Orange ranked No. 1 mobile network in France

For the seventh consecutive time, Orange confirmed its ranking as the number one mobile network in France according to the results of the annual survey of the quality of service of mobile operators in mainland France published by ARCEP (Autorité de Régulation des Communications Electroniques et des Postes) in June 2017. Overall, “Orange shows the best results over the survey as a whole,” reaching first place or tying for first place on 176 of the 193 criteria measured.

These results confirm the pertinence of Orange’s investment in its networks. At June 30, 2017, Orange offered 3G+ coverage to 99% of the population and 4G coverage to 92% of the population in mainland France.

Rollout of very high-speed broadband mobile networks (4G and 4G+)

Orange is investing heavily to deploy its 4G and 4G+ networks in France. Orange accordingly covered 92% of the population with 4G at June 30, 2017, and aims to increase its coverage to 93% by the end of 2017. The number of 4G customers increased by 30% year-on-year to 12.3 million at the end of June 2017. Orange is also continuing the rollout of 4G+ technology (LTE Advanced), now available in many towns and cities in France. More broadly, Orange is continuing its major quality improvement program designed to expand coverage across transport networks (motorways, high-speed trains and subways), and vacation spots (seaside and mountain resorts, tourist sites and summer events), to reduce “white areas” and to improve coverage through the use of low-range frequencies. As regards the digital development of rural areas, Orange has notably improved or introduced 4G coverage to 8,000 towns with fewer than 5,000 inhabitants through the "Orange Territoires Connectés" program launched a year ago. An additional 6 million inhabitants, i.e. 1 million more than the target set in 2016, now benefit from 4G coverage in France thanks to Orange. At the end of June 2017, Orange accordingly provided 4G coverage to 72% of the populations of towns with fewer than 5,000 inhabitants.

In Spain, the 4G network covered 93% of the population at June 30, 2017. With 2.2 million new customers year-on-year, Orange had 8.7 million 4G customers in Spain at the end of June 2017. Orange’s aim is to continue rolling out its 4G network so as to cover 95% of the Spanish population by the end of 2017.

In Poland, 99.8% of the population was covered by the 4G network at June 30, 2017 thanks in particular to co-deployment (network access infrastructure shared with T-Mobile). Orange’s 4G offers had attracted 5.2 million customers in Poland by June 30, 2017.

In Belgium, the Orange 4G network covered 99.6% of the population at June 30, 2017. The rollout of 4G+ technology also continues, with 57% of the population covered at the end of June 2017.

In Central European countries, the rollout of 4G/4G+ technologies is progressing quickly, particularly in Romania (the 4G network covered 87% of the population at June 30, 2017, with many cities having 4G+ coverage), Slovakia (80% of the population covered at June 30, 2017 and ongoing rollout of 4G+) and Moldova (98% of the population covered at June 30, 2017).

In Africa & Middle-East, 4G network rollouts have accelerated, notably in Egypt. The 4G network has been rolled out in 11 countries at the end of June 2017.

Deployment of very high-speed fixed broadband networks (FTTH)

In France, Orange had 1.7 million fiber optic customers at June 30, 2017, representing 43% growth year-on-year. The pace of the rollout was sustained, with 7.9 million households having the ability to connect to fiber optics (FTTH) at June 30, 2017, an increase of 34% year-on-year. Orange’s objective is to reach 12 million connectable households by 2018 and 20 million by 2022 (when the French very high-speed broadband plan will be completed). Orange plans to deploy fiber in 3,600 municipalities by 2022, including all large and medium-sized towns and cities, corresponding to almost 60% of French households. As part of its Essentials2020 strategic plan, Orange plans to invest 3 billion euros for the rollout of fiber optic in France over the 2015-2018 period.

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In Spain, Orange had 1.9 million fiber optic customers at June 30, 2017 (up 60% year-on-year) and 10.7 million fiber optic connectable households (up 28% year-on-year), some of which in partnership with Vodafone. Orange has set itself the target (through several channels, including its own installations) of connecting 14 million households by late 2020, covering 80% of all Spanish towns and cities with more than 20,000 residents.

In Poland, the Group has invested in very high-speed broadband through an ambitious investment plan to support its convergence strategy. The rollout of fiber optic accelerated sharply year-on-year, and Spain had over 2 million households connectable at June 30, 2017, virtually twice as many as a year earlier.

In Central European countries, Orange had 2.2 million households connectable to fiber optic in Romania at June 30, 2017, in partnership with Telekom Romania, and more than 350,000 in Slovakia.

Convergent offers and content

Convergence, a fundamental trend in the European market, places television and content at the heart of operators’ strategies. For Orange, the development of convergent offers and content holds out the prospect of enhanced customer connectivity, in line with the Essentials2020 strategic plan.

Convergent offers

Convergence is a growth driver for Orange in Europe, first through customer acquisition and retention, and second as means of subsequently adding to the services taken up by the household (television, content, financial services, connected objects, security, health, etc.). Orange’s long-established strategy of convergence around the home, connectivity and customer experience is paying off. At June 30, 2017, 9.8 million retail customers had taken out consumer convergent offers in France and the Europe region, an increase of 11.5% year-on-year, mainly in France (5.7 million customers), Spain (3.1 million) and Poland (0.9 million).

After Spain in December 2016, Orange launched its new convergent offers under the name Love in Poland, Belgium and more recently in Luxembourg in the first half of 2017.

Content

A major player in content for several years, Orange announced the creation of Orange Content in July 2017. Orange Content is a new entity dedicated to content, designed to strengthen the Group’s presence and investments, to drive the strategy and to support all of the Group’s host countries in this field. Orange Content will house a large part of the current content management team, as well as the subsidiaries Orange Studio (co-production), OCS (distribution) and Orange Prestations TV (video on demand). The strategy, particularly in Europe, will be in line with that developed in recent years: give priority to the broadest possible distribution of the best content offerings on the market, and invest in films and series via OCS and Orange Studio. The Group’s ambitions in content are backed up by new agreements and substantial investment in the co-production of series.

Since its launch in 2008, OCS has pursued an intensive partnership policy. It provides end-to-end support to the film industry, from production to distribution. In line with the commitment made by OCS at the end of 2013, and in the wake of the agreement signed between Orange Studio and UGC Images at the end of December 2016 on the distribution of films in theaters, Orange and UGC have extended their partnership through a new agreement with OCS on upcoming films produced by UGC Images. UGC Images will also entrust Orange Studio with the international marketing of all of its films next year. Lastly, Orange has confirmed its commitment to series production by announcing an investment of 100 million euros over five years through Orange Studio and OCS.

In line with the “Famille by Canal” offer launched in 2016, Orange and Canal+ are also reinforcing the distribution of Canal+ offers for Orange TV customers, and plan to roll out a new model for “Canal+ Essentiel” customers benefiting from fiber optics through Orange.

Similarly, in March 2017, OCS and HBO announced the extension and expansion of their multi-year agreement initiated when OCS was first established. This contract, renewed early and extended, will ultimately make OCS (2.6 million subscribers) the sole broadcaster of HBO programs in France.

In another area, Orange and Fnac have signed an exclusive agreement to offer digital reading offers (comics, books) to Orange customers.

Mobile financial services and connected objects

Mobile financial services and connected objects are a major point of diversification for the Group and one of the five levers of its Essentials2020 strategic plan.

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Forthcoming launch of Orange Bank in France

In April 2017, Orange unveiled its fully mobile banking offering, known as Orange Bank, focused on its customers’ uses. Since mid-May, Orange’s banking service has been tested by nearly 1,000 employees. The Group has decided to extend and broaden the test phase, and to postpone the launch of Orange Bank to the general public until the second half of 2017 in order to ensure that the service meets the standards and criteria of excellence demanded by the Group in terms of quality and reliability.

Once launched, the offer will include an account, a card, an approved overdraft and an interest-bearing savings account. Additional services such as credit and insurance will gradually be added later. Customers will be able to sign up directly via the mobile app, online or in one of the 140 accredited stores in the Orange distribution network.

The launch of this offer reflects Orange’s enduring ambition in mobile financial services. Orange boasts a combination of essential and unique assets guaranteeing the successful launch of Orange Bank: a strong brand, a robust distribution network and the confidence of 30 million mobile customers. This legitimacy in financial services is already reflected in the success of Orange Money in Africa and the Middle-East, and more recently the launch of Orange Finanse in Poland.

Deployment of dedicated Internet of Things networks in Europe

In addition to its mobile networks, Orange has chosen to invest in LPWA (Low Power Wide Area) networks that enable exchanges between small connected objects not connected to the power grid, consuming minimal power and offering low costs, with a range of complementary solutions to cover the needs of its customers in Europe in the field of the Internet of Things (IoT).

Orange has opted to gradually roll out LTE-M (Long Term Evolution for Machines) first on its 4G networks in Europe, starting with Belgium and Spain in 2017, followed by other European countries. Orange believes that this versatile and cost-effective technology can be used for many purposes.

This rollout backs up the Group’s investment strategy in LPWA solutions, initiated in early 2016 with the opening of a network based on LoRa® (Long Range) technology in France. At the end of June 2017, this network covered nearly 4,000 municipalities and industrial sites, and the rollout is continuing with the aim of achieving nationwide coverage in mainland France by the end of 2017.

To meet all of its customers’ needs, Orange is also testing and evaluating other mobile loT technologies, and on top of that is getting ready for 5G.

Digital transformation of business customers

As part of the Essentials2020 strategic plan, Orange is positioning itself as a partner of companies in their digital transformation, notably through a new acquisition and the launch of a new public cloud.

In May 2017, Orange announced that it had entered into exclusive negotiations with a view to acquiring a controlling interest representing approximately 67% of the capital of Business & Decision, a company specializing in data and digital technology, operating in business intelligence (structured analysis of business data) and customer relationship management (CRM). The deal is expected to close at the end of the third quarter of 2017.

In June 2017, Orange Business Services announced the launch of its new public cloud, known as Flexible Engine, in France, together with its new application management and expertise services offer. Its infrastructure has already been deployed in France and Asia; it will be rolled out in North America and Northern Europe by the end of 2017, and in Africa in 2018.

End of additional roaming charges in Europe

The entry into force of the European “Roam Like at Home” regulation on June 15, 2017 marks the end of additional roaming charges in the countries of the European Union. In several countries, Orange has adapted its offerings accordingly, notably by anticipating or going geographically beyond the applicable regulations.

Reduction of the stake in BT Group and refinancing at a negative interest rate

At December 31, 2016, Orange held a 4% interest in BT Group, following the sale of its stake in EE in January 2016.

As part of the disposal agreements, Orange agreed to undertake to retain its securities for a period of one year. This agreement expired in January 2017. In June 2017, Orange chose to reduce its exposure to BT shares, while remaining exposed to a potential future increase in the share price through its residual interest, simultaneously (i) selling 133 million BT shares on the market, representing 1.33% of the share capital of BT, for 433 million euros net of costs, on June 22, 2017, and (ii) issuing bonds exchangeable for BT shares in the amount of 517 million pounds sterling (585 million euros) .These 4-year bonds were issued on the basis of a reference price of 2.88 pounds sterling per BT share and at an exchange premium of 35%, corresponding to an exchange price of 3.89 pounds sterling per BT share. They bear interest at 0.375% per year, i.e. a negative rate of interest after conversion into euros (See Notes 7.5 and 7.8 to the consolidated financial statements).

At June 30, 2017, Orange held a 2.67% interest in BT Group. The impact of the investment in BT Group on net finance costs for the first half of 2017 is discussed in Note 7.8 to the consolidated financial statements.

2.1.4       Information on trends and the main risks and uncertainties

Orange confirms a higher adjusted EBITDA (see Section 2.5 Financial aggregates not defined by IFRS) in 2017 than in 2016 on a comparable basis, driven by the strong commercial momentum supported by CAPEX and the ongoing efforts to transform the cost structure.

The Group also confirms the objective of a ratio of net financial debt to adjusted EBITDA of telecoms activities (see Section 2.5 Financial aggregates not defined by IFRS) of approximately 2 in the medium term to preserve Orange’s financial strength and investment capacity. Within this context, the Group is maintaining a policy of selective, value-creating acquisitions by concentrating on the markets in which it is already present.

As announced at the presentation of the 2016 results, the Board of Directors will propose to the 2018 Annual Shareholders’ Meeting the payment of a dividend of 0.65 euro per share in respect of 2017. An interim dividend for 2017 of 0.25 euro per share will be paid on December 7, 2017. The ex-dividend date will be December 5, 2017 and the record date will be December 6, 2017.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section 2.4 Risk factors of the 2016 Registration Document. See also the information provided under the heading Forward-looking statements at the beginning of the 2016 Registration Document. At the date of publication of this report, this description remains valid for the assessment of the main risks and uncertainties for the second half of 2017.

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2.2       Analysis of the Group’s results and capital expenditures

2.2.1       From Group revenues to adjusted EBITDA

This section presents the transition from Group revenues to adjusted EBITDA by type of expense, after presentation adjustments, as presented in Section 2.5.2 Adjusted EBITDA and reported EBITDA and in Notes 1.1 and 1.2 to the consolidated financial statements.

	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	20,276	20,054	20,079	1.1%	1.0%
External purchases (2)	(8,967)	(8,842)	(8,818)	1.4%	1.7%
Other operating income and expenses (2) (3)	84	196	189	(57.7)%	(56.0)%
Labor expenses (2) (3)	(4,171)	(4,338)	(4,319)	(3.9)%	(3.4)%
Operating taxes and levies (2) (3)	(1,244)	(1,222)	(1,218)	1.8%	2.1%
Adjusted EBITDA	5,978	5,848	5,913	2.2%	1.1%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.6.4 Financial glossary.

(3)   Adjusted data (see Section 2.5 Financial aggregates not defined by IFRS and Note 1 to the consolidated financial statements).

2.2.1.1     Revenues

Change in revenues

Revenues (2)	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
France	8,879	8,860	8,860	0.2%	0.2%
Europe	5,405	5,162	5,128	4.7%	5.4%
Spain	2,628	2,418	2,418	8.7%	8.7%
Poland	1,325	1,337	1,306	(0.9)%	1.4%
Belgium & Luxembourg	617	609	609	1.4%	1.4%
Central European countries	843	801	798	5.2%	5.6%
Intra-Europe eliminations	(8)	(3)	(3)
Africa & Middle-East	2,491	2,449	2,516	1.7%	(1.0)%
Enterprise	3,615	3,675	3,666	(1.6)%	(1.4)%
International Carriers & Shared Services	819	903	904	(9.3)%	(9.4)%
Intra-group eliminations	(933)	(995)	(995)
Group total	20,276	20,054	20,079	1.1%	1.0%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   Revenues of telecoms activities (see Notes 1.1 and 3 to the consolidated financial statements). The Net Banking Income (NBI) of Orange Bank is recognized in other operating income.

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The revenues of the Orange group totaled 20,276 million euros in the first half of 2017, up 1.0% on a historical basis and 1.1% on a comparable basis, compared with the first half of 2016.

On a historical basis, the 1.0% or 197 million euro increase in Group revenues between the first half of 2016 and the first half of 2017 reflected:

  on one hand:

   the positive impact of changes in the scope of consolidation and other changes, which amounted to 193 million euros, mainly comprising the effects of (i) the acquisition of Airtel in Burkina Faso on June 22, 2016 for 94 million euros, and (ii) the acquisition of Oasis (Tigo) in the Democratic Republic of the Congo on April 20, 2016 for 65 million euros, more than offset by the negative impact of foreign exchange fluctuations in the amount of 218 million euros, chiefly attributable to change in the value of the Egyptian pound against the euro, resulting in an adverse impact of 297 million euros;

•  and, on the other hand, organic change on a comparable basis, representing a 222 million euro increase in revenues.

On a comparable basis, the 1.1% or 222 million euro increase in Group revenues between the first half of 2016 and the first half of 2017 was attributable primarily to:

•  the 210 million euro increase in revenues in Spain (up 8.7%). This trend primarily reflects (i) growth in mobile services revenues as a result of regular product enrichment, the rollout of 4G and the growth of the mobile customer base, (ii) growth in fixed broadband services revenues, driven by both the development of fiber optic and content offers (including the retransmission of soccer championships) and the growth of the fixed broadband customer base, and (iii) stronger mobile equipment sales;

•  the 42 million euro or 5.2% increase in revenues in the Central European countries, driven by the strong business in Romania and, to a lesser extent, in Moldova;

•  the 42 million euro or 1.7% increase in revenues in Africa & Middle-East, driven by strong performances by the Sonatel subgroup (Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone) and the Ivory Coast subgroup (Ivory Coast, Burkina Faso and Liberia, see Note 1.7 to the consolidated financial statements), partially offset by lower revenues in the Democratic Republic of the Congo; and

•  a slight 19 million euro or 0.2% increase in revenues in France. This was chiefly attributable to: (i) growth in fixed-line broadband services revenues (driven by growth in the fixed broadband customer base and the development of fiber optic and content offers), higher revenues from fixed services to operators and higher sales of mobile equipment, (ii) partially offset by a decline in conventional telephony revenues and lower revenues from mobile services (due notably to lower national roaming revenues, lower roaming prices in Europe and the growing share of SIM-only offers).

These positive items were partially offset by:

•  the 84 million euro or 9.3% decline in revenues from International Carriers & Shared Services, primarily due to more muted international carriers business;

•  the 60 million euro or 1.6% decline in Enterprise services revenues, due essentially to a reduction in voice and data services revenues, which was only partially offset by improved revenues from integration services and information technology; and

•  to a lesser extent, the 12 million euro or 0.9% decline in revenues in Poland. The decline in mobile services (stemming from growth in offers with spread payment and the increasing proportion of SIM-only offers and convergent offers) and the downward trend in conventional telephony services were largely offset by higher mobile equipment sales (linked to the increase in offers with spread payment) and an increase in other revenues.

Change in the number of customers

Customers (2) (3)	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions)		data on a comparable basis(1)	data on a historical basis	data on a comparable basis(1)	data on a historical basis
Number of mobile services customers (3)	207.4	200.2	188.6	3.6%	10.0%
Number of contract customers	71.9	66.7	67.0	7.8%	7.4%
Number of prepaid customers	135.5	133.5	121.6	1.5%	11.4%
Number of fixed telephony customers	42.4	43.2	43.0	(1.9)%	(1.5)%
Number of customers of Internet access services	19.1	18.2	17.9	5.1%	6.6%
o/w Number of fixed broadband service customers	19.1	18.1	17.9	5.4%	6.9%
Group total (3)	268.9	261.6	249.6	2.8%	7.8%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   The number of Orange group customers is calculated i) in its entirety in the case of fully consolidated entities, and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method.

(3)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

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2.2.1.2     Adjusted EBITDA

In the first half of 2017, Orange Group adjusted EBITDA amounted to 5,978 million euros (breaking down into 6,005 million euros for the telecoms activities and a loss of 27 million euros for the Orange Bank activities), up 1.1% on a historical basis and 2.2% on a comparable basis compared with the first half of 2016. The ratio of the adjusted EBITDA of the telecoms activities to revenues was 29.6% in the first half of 2017, up 0.2 points on a historical basis and 0.4 points on a comparable basis compared with the first half of 2016.

On a historical basis, the 1.1% or 65 million euro increase in Group adjusted EBITDA between the first half of 2016 and the first half of 2017 resulted from:

•  (i) the favorable impact of changes in the scope of consolidation and other changes in the amount of 13 million euros, (ii) more than offset by the negative impact of foreign exchange fluctuations totaling 78 million euros, chiefly attributable to change in the value of the Egyptian pound against the euro, resulting in an adverse impact of 94 million euros; and

•  organic change on a comparable basis, representing a 130 million euro increase in adjusted EBITDA.

On a comparable basis, the 2.2% or 130 million euro increase in Group adjusted EBITDA between the first half of 2016 and the first half of 2017 resulted from:

•  the 1.1% or 222 million euro increase in revenues; and

•  the 3.9% or 167 million euro decline in adjusted labor expenses (see Section 2.6.4 Financial glossary), resulting primarily from (i) the 2.7% reduction in the average number of employees (full-time equivalents, see Section 2.6.4 Financial glossary), representing a reduction of 3,810 full-time equivalent employees, mainly in France, Poland and some countries in Africa & Middle-East, and (ii) the counter-effect of the recognition in 2016 of the Orange Ambition 2016 Employee shareholding plan.

These positive items were partially offset by:

•  the 3.8% or 119 million euro increase in commercial expenses and content costs (see Section 2.6.4 Financial glossary), primarily due to (i) the recognition of soccer rights in Spain in line with commercial momentum, (ii) new agreements, extensions and renewals of partnerships in the area of content (see Section 2.1.3 Significant events), allowing offer enhancement, particularly in France, and (iii) the rise in commercial expenses, chiefly in countries in Africa & Middle East;

•  the 57.7% or 112 million euro reduction in adjusted other operating income and expenses (see Section 2.6.4 Financial glossary), due in particular to (i) the increase in other operating expenses in France, (ii) the decline in other operating income for International Carriers & Shared Services, and (iii) a lower gain on disposal of fixed assets; and

•  the growth of 2.5% or 38 million euros in other network expenses and IT expenses (see Section 2.6.4 Financial glossary), especially in countries in Africa & Middle-East, notably in line with the extension and densification of the mobile network.

2.2.2       From Group adjusted EBITDA to operating income

This section presents the transition from Group adjusted EBITDA to operating income by type of expense (see Section 2.5.2 Adjusted EBITDA and reported EBITDA and Notes 1.2 and 1.3 to the consolidated financial statements).

	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Adjusted EBITDA	5,978	5,848	5,913	2.2%	1.1%
Significant litigations	(60)	40	40
Specific labor expenses	(58)	(80)	(80)
Review of the investments and business portfolio	(6)	-	67
Restructuring and integration costs	(76)	(339)	(340)
Other specific items (2)	-	(8)	(8)
Reported EBITDA	5,778	5,461	5,592	5.8%	3.3%
Depreciation and amortization	(3,351)		(3,279)
Impairment of goodwill	-		(80)
Impairment of fixed assets	4		(92)
Share of profits (losses) of associates and joint ventures	3		-
Operating income	2,434		2,141		13.7%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In the first half of 2016, transaction costs relating to the unsuccessful negotiations with Bouygues Telecom.

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2.2.2.1     Reported EBITDA

In the first half of 2017, Orange group reported EBITDA totaled 5,778 million euros, an increase of 3.3% or 186 million euros compared with the first half of 2016 on a historical basis.

On a historical basis, the transition from adjusted EBITDA to reported EBITDA for the Group resulted from:

•  in the first half of 2017, in a total negative amount of 200 million euros:

   a net expense of 60 million euros on significant litigation, corresponding chiefly to the reassessment of risk on various disputes,

   specific labor expenses of 58 million euros comprising (i) an expense of 78 million euros for the French “Part-Time for Seniors” plan (TPS) relating to agreements on the employment of seniors in France and the related bonuses, and (ii) the amount receivable for the refund of social security contributions paid in 2011 under the “Partageons” free share plan, a net expense of 6 million euros relating to the review of the investments and business portfolio, and

   76 million euros in restructuring and integration costs (see Note 4.2 to the consolidated financial statements) relating primarily to the streamlining of the real estate portfolio and employee departure plans; and

•  in the first half of 2016, in a total negative amount of 321 million euros:

   net income on significant litigations of 40 million euros,

   a specific labor expense of 80 million euros for the French “Part-Time for Seniors” plan (TPS) in relation to the employment of seniors in France and the related bonuses,

   net income of 67 million euros relating to the review of the investments and business portfolio, mainly comprising a 49 million euro gain on the disposal of Fime (see Note 1.7 to the consolidated financial statements), restructuring and integration costs of 340 million euros, mostly in France and Spain, primarily relating to i) distribution networks (mainly the cost of terminating business relations with some indirect distributors and the end of M6 Mobile in France), ii) employees (primarily Orange Spain redundancy plans), iii) the cost of breaking operating agreements within the context of the consolidation of Jazztel's business activities in Spain, and iv) the optimization of real estate (see Note 4.2 to the consolidated financial statements), and

   8 million euros in transaction costs relating to the unsuccessful negotiations with Bouygues Telecom (see Note 1.7 to the consolidated financial statements).

2.2.2.2     Operating income

In the first half of 2017, Orange group operating income amounted to 2,434 million euros (breaking down into 2,462 million euros for the telecoms activities and a loss of 28 million euros for the Orange Bank activities), compared with 2,141 million euros in the first half of 2016 on a historical basis, an increase of 13.7% or 293 million euros. On a historical basis, the increase was largely attributable to:

•  the 186 million euro increase in reported EBITDA; and

•  the counter-effect of the recognition in the first half of 2016 of an impairment loss of 176 million euros in relation to Egypt (breaking down as 80 million euros for goodwill and 96 million euros for fixed assets), which reflected the anticipated cash flow effects of the ongoing allocation of the new 4G license and new financial conditions (see Note 5 to the consolidated financial statements);

•  partially offset by the 72 million euro increase in depreciation and amortization. This increase was largely attributable to (i) increased investment in recent years, particularly in respect of very high-speed broadband network rollout (4G and FTTH) in France and in the rest of Europe, (ii) the increase in the accelerated depreciation of certain fixed assets and the depreciation of leased handsets, Livebox and equipment installed on customer premises in France, and (iii) changes in the scope of consolidation relating to the acquisition of entities in Africa in 2016 (Burkina Faso, Democratic Republic of the Congo, Liberia and Sierra Leone), (iv) partially offset by the positive effect on depreciation and amortization of the devaluation of the Egyptian pound against the euro in 2016.

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2.2.3       From Group operating income to net income

	2017	2016
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,434	2,141
Cost of gross financial debt	(618)	(732)
Gains (losses) on assets contributing to net financial debt	7	13
Foreign exchange gains (losses)	(60)	(95)
Other net financial expenses	(8)	(16)
Effects resulting from BT stake	(349)	-
Finance costs, net	(1,028)	(830)
Income tax	(576)	(237)
Consolidated net income of continuing operations	830	1,074
Consolidated net income of discontinued operations (EE)	-	2,249
Consolidated net income	830	3,323
Net income attributable to owners of the parent company	682	3,168
Non-controlling interests	148	155

The consolidated net income of the Orange group was 830 million euros in the first half of 2017, compared with 3,323 million euros in the first half of 2016, a fall of 2,493 million euros. The decline was attributable to:

•  the counter-effect of the recognition in the first half of 2016 of a positive result of 2,249 million euros representing the net income of discontinued operations, namely EE, corresponding to (i) the gain on disposal of 2,076 million euros on EE, and (ii) dividends received from EE in January 2016 (prior to disposal) in the amount of 173 million euros;

•  the 339 million euro increase in income tax expense (see Note 6 to the consolidated financial statements), which is attributable in particular to the counter-effect of the recognition in the first half of 2016 of a tax credit of 177 million euros resulting from the favorable outcome of a litigation initiated in respect of the 2008-2009 and 2011-2013 fiscal years and the 5% share of costs and expenses applied in France to dividends received from European Union member states; and

•  the 198 million euro deterioration in net finance costs (see Note 7.2 to the consolidated financial statements), resulting chiefly from the recognition in the first half of 2017 of a 349 million euro expense on the interest in BT Group, comprising (i) an additional impairment loss of 223 million euros on residual BT securities, and (ii) a loss of 126 million euros relating to additional impairment observed on the disposed BT securities, essentially corresponding to the change in value until the date of disposal (see Section 2.1.3 Significant events and Note 7.8 to the consolidated financial statements). The effects linked to the interest in BT Group were partially offset by (i) a reduction in the cost of gross financial debt, resulting chiefly from the decline in interest on bond debt after the effect of hedges, and, (ii) to a lesser extent, by a reduction in the net foreign exchange financial loss;

•  partially offset by the 293 million euro increase in operating income.

After taking into account non-controlling interests (see Note 9.4 to the consolidated financial statements), net income attributable to owners of the parent company totaled 682 million euros in the first half of 2017, compared with 3,168 million euros in the first half of 2016, a decline of 2,486 million euros.

2.2.4       From Group net income to comprehensive income

The transition from consolidated net income to consolidated comprehensive income is described in the consolidated statement of comprehensive income in the consolidated financial statements.

2.2.5       Group capital expenditures

Investments in property, plant and equipment and intangible assets (2)	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
CAPEX	3,276	3,181	3,167	3.0%	3.4%
Telecommunications licenses	100	995	976	(89.9)%	(89.8)%
Investments financed through finance leases	15	44	45	(65.2)%	(66.2)%
Group total	3,391	4,220	4,188	(19.7)%	(19.0)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Note 1.3 to the consolidated financial statements.

Between the first half of 2016 and the first half of 2017, the decline in the Group’s investments in property, plant and equipment and intangible assets was largely attributable to the counter-effect of major telecommunication license acquisitions (mainly 4G) recorded in the first half of 2016.

Financial investments (see Section 2.6.4 Financial glossary) are described in Section 2.4.1 Liquidity and cash flows of telecoms activities.

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2.2.5.1     CAPEX

In the first half of 2017, the CAPEX of the Orange group amounted to 3,276 million euros (including 3,251 million euros for telecom activities and 25 million euros for Orange Bank activities), up 3.4% on a historical basis and 3.0% on a comparable basis compared with the first half of 2016. The ratio of CAPEX to revenues of telecoms activities was 16.0% in the first half of 2017, up 0.3 points on a historical basis and 0.2 points on a comparable basis compared with the first half of 2016.

On a historical basis, the 3.4% or 109 million euro increase in Group CAPEX between the first half of 2016 and the first half of 2017 reflected:

•  (i) the positive impact of changes in the scope of consolidation and other changes, which totaled 25 million euros and mainly included the effect of the acquisition of Airtel in Burkina Faso for 14 million euros on June 22, 2016, (ii) partially offset by the negative impact of foreign exchange fluctuations in the amount of 11 million euros, chiefly attributable to changes in the value of the Egyptian pound against the euro, resulting in an adverse impact of 20 million euros; and

•  the organic change on a comparable basis, representing a 95 million euro increase in CAPEX.

On a comparable basis, the increase of 3.0% or 95 million euros in Group CAPEX between the first half of 2016 and the first half of 2017 was attributable primarily to:

•  increased investment in very high-speed broadband mobile networks (4G, see Section 2.1.3 Significant events), mainly in the countries of Africa & Middle-East (4G services rolled out in 11 countries at the end of June 2017) and in France (network quality improvement program in living areas);

•  growing investment in very high-speed fixed broadband networks (VDSL and FTTH, see Section 2.1.3 Significant events), principally in France and Poland;

•  investments by Orange Bank in the field of IT, ahead of the commercial launch of the Orange Bank offer in the second half of 2017 (see Section 2.1.3 Significant events) and ;

•  the increase in investments on leased handsets, Livebox and equipment installed at customer premises in Belgium, in line with the takeoff of convergent offers by cable launched in the second half of 2016.

2.2.5.2     Acquisitions of telecommunication licenses

In the first half of 2017, acquisitions of telecommunication licenses amounted to 100 million euros, and mainly concerned the acquisition of licenses in Senegal for 76 million euros (second tranche of the acquisition of a 4G license and renewal of 2G/3G frequency blocks).

In the first half of 2016, acquisitions of telecommunication licenses amounted to 976 million euros on a historical basis, and mainly concerned (i) Poland in the amount of 719 million euros (acquisition of 4G frequency blocks in the 800 MHz and 2,600 MHz bands), (ii) Ivory Coast in the amount of 146 million euros (mainly the renewal of existing licenses with a universal license including 4G), (iii) Spain in the amount of 48 million euros (acquisition of a 4G frequency blocks in the 2,600 MHz and 3,500 MHz bands), (iv) Jordan in the amount of 32 million euros (acquisition of 3G frequency blocks), and (v) the transfer fee for Tigo’s 2G operator licenses in the Democratic Republic of the Congo in the amount of 22 million euros.

In addition, acquisitions of telecommunication licenses may give rise, in certain circumstances, to annual fees recognized under operating taxes and levies in the consolidated income statement.

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2.3       Analysis by operating segment

Changes to the presentation of segment information

Changes to the France and Enterprise operating segments

The presentation of the France and Enterprise operating segments was changed in the first quarter of 2017 so as better to reflect the management of the French Enterprise market (see Notes 1.7 and 3 to the consolidated financial statements). The revenues and operating expenses of mobile services and sales of mobile equipment companies employing more than 50 employees, previously included in the France operating segment, are now housed with the Enterprise operating segment. This change has no impact on the Group’s consolidated earnings. The only modification is the presentation of the revenues and operating expenses of the France and Enterprise operating segments, with an adjustment for intra-Group eliminations. There is no impact on the CAPEX or the workforce of the two operating segments. Historical data, comparable data and customer bases for the first half of 2016 take these changes into account.

Changes to the Africa & Middle-East operating segment

Since 2017, decisions regarding the allocation of resources and the assessment of the performance of the various components of Orange have been taken by the Chairman and Chief Executive Officer (the chief operating decision-maker) at the following levels in Africa & Middle-East: the Sonatel subgroup (comprising Sonatel in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Ivory Coast subgroup (combining Orange Côte d’Ivoire, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa & Middle-East, which are now therefore operating segments in their own right. The segment information presented in the consolidated financial statements is unchanged (see Note 1.7 to the consolidated financial statements).

For more details on segment information, see Note 1 to the consolidated financial statements.

Operating data by segment

The table below shows the main operating data (financial and workforce) for the Orange group under each operating segment in the first halves of 2017, 2016 on a comparable basis and 2016 on a historical basis.

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Half-years ended June 30	France	Europe (2)
(in millions of euros)
		Spain	Poland	Belgium & Luxembourg	Central European countries	Eliminations Europe	Total Europe

June 30, 2017
Revenues	8,879	2,628	1,325	617	843	(8)	5,405
Adjusted EBITDA	3,168	722	367	157	302	-	1,548
Reported EBITDA	3,115	721	365	156	302	-	1,544
Operating income	1,610	230	64	44	141	-	479
CAPEX	1,611	538	192	77	99	-	906
Telecommunication licenses	11	3	-	-	-	-	3
Average number of employees	60,505	6,545	15,769	1,610	5,495	-	29,419

June 30, 2016 - Data on a comparable basis (1)
Revenues	8,860	2,418	1,337	609	801	(3)	5,162
Adjusted EBITDA	3,070	627	396	145	283	-	1,451
Reported EBITDA	2,852	493	396	145	283	-	1,317
CAPEX	1,590	547	198	62	110	-	917
Telecommunication licenses	-	48	736	-	9	-	793
Average number of employees	63,533	6,343	16,766	1,626	5,142	-	29,877

June 30, 2016 - Data on a historical basis
Revenues	8,860	2,418	1,306	609	798	(3)	5,128
Adjusted EBITDA	3,070	625	387	145	281	-	1,438
Reported EBITDA	2,852	492	387	145	281	-	1,305
Operating income	1,480	30	81	47	117	-	275
CAPEX	1,586	547	194	62	110	-	913
Telecommunication licenses	-	48	719	-	9	-	776
Average number of employees	63,533	6,345	16,766	1,626	5,142	-	29,879

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   The Europe region comprises the Spain, Poland, Belgium & Luxembourg operating segments, and those of the Central European countries.

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Africa & Middle-East	Enterprise	International Carriers & Shared Services	Telecoms activities eliminations	Telecoms activities total	Orange Bank	Intra-group eliminations	Group total
2,491	3,615	819	(933)	20,276	-	-	20,276
764	629	(104)	-	6,005	(27)	-	5,978
756	612	(222)	-	5,805	(27)	-	5,778
329	431	(387)	-	2,462	(28)	-	2,434
428	179	127	-	3,251	25	-	3,276
86	-	-	-	100	-	-	100
15,156	20,582	12,470	-	138,132	631	-	138,763
2,449	3,675	903	(995)	20,054	-	-	20,054
757	661	(74)	-	5,865	(17)	-	5,848
756	634	(81)	-	5,478	(17)	-	5,461
367	169	138	-	3,181	-	-	3,181
202	-	-	-	995	-	-	995
15,943	19,949	12,724	-	142,026	547	-	142,573
2,516	3,666	904	(995)	20,079	-	-	20,079
828	660	(83)	-	5,913	-	-	5,913
843	689	(97)	-	5,592	-	-	5,592
147	503	(264)	-	2,141	-	-	2,141
359	168	141	-	3,167	-	-	3,167
200	-	-	-	976	-	-	976
14,874	20,299	12,832	-	141,417	-	-	141,417
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2.3.1       France

The presentation of the France and Enterprise operating segments was changed in the first quarter of 2017 so as better to reflect the management of the French Enterprise market (see the start of Section 2.3 Analysis by operating segment).

France (3)	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	8,879	8,860	8,860	0.2%	0.2%
Adjusted EBITDA	3,168	3,070	3,070	3.2%	3.2%
Adjusted EBITDA/Revenues	35.7%	34.6%	34.6%
Reported EBITDA	3,115	2,852	2,852	9.2%	9.2%
Operating income	1,610	-	1,480	-	8.8%
CAPEX	1,611	1,590	1,586	1.3%	1.6%
CAPEX/Revenues	18.1%	17.9%	17.9%
Telecommunication licenses (2)	11	-	-	n/a	n/a
Average number of employees	60,505	63,533	63,533	(4.8)%	(4.8)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

(3)   The data reflect changes to the presentation of the France and Enterprise operating segments in the first quarter of 2017 (see the start of Section 2.3 Analysis by operating segment).

2.3.1.1     Revenues - France

Revenues in France totaled 8,879 million euros in the first half of 2017, up 0.2% on a historical basis and on a comparable basis compared with the first half of 2016.

On both a historical and a comparable basis, the 19 million euro increase in revenues in France between the two periods is attributable chiefly to growth in revenues from fixed broadband services and fixed services to operators, and, to a lesser extent, to higher mobile equipment sales (see Section 2.6.4 Financial glossary), partially offset by (i) the downward trend in conventional telephony revenues, (ii) the sharp fall in national roaming revenues, (iii) price reductions for roaming in Europe, and (iv) the rapid take-up of SIM-only mobile deals.

Mobile services

Mobile services revenues (see Section 2.6.4 Financial glossary) were 3,165 million euros in the first half of 2017, a 2.2% decline, representing 71 million euros, compared with the first half of 2016, on both a historical and a comparable basis.

On both a historical and a comparable basis, the deterioration in mobile services revenues is essentially attributable to the decline in revenues under the national roaming contract, and the effect of the lowering of roaming prices in Europe.

The growing mobile customer base partially offset the fall in prices caused by the penetration of SIM-only and convergent offers. Mobile ARPU (see Section 2.6.4 Financial glossary) accordingly fell by 0.6% between the first half of 2016 and the first half of 2017.

At June 30, 2017, the mobile customer base was down 0.6% year-on-year at 21.6 million customers. Offers with contracts totaled 18.3 million customers as of June 30, 2017, up 2.6% year-on-year, now representing 84.7% of the mobile customer base at June 30, 2017, versus 82.1% one year earlier. Bipolarization of the mobile telephony market between entry-level offers and premium offers continued, with development of SIM-only offers such as Sosh (which totaled 3.4 million customers at June 30, 2017) and Open convergent offers (which reached 8.2 million customers as of the same date). In parallel, prepaid offers (representing 3.3 million customers as at June 30, 2017) declined 15.1% year-on-year.

Fixed services

Fixed services revenues (see Section 2.6.4 Financial glossary) amounted to 5,137 million euros in the first half of 2017, a 1.3% or 68 million euro increase compared with the first half of 2016, on both a historical basis and a comparable basis.

Retail fixed services

Revenues generated by retail fixed services amounted to 3,126 million euros in the first half of 2017, a 0.1% or 5 million euro decline compared with the first half of 2016, on both a historical and a comparable basis.

On both a historical and a comparable basis, revenues from fixed narrowband services fell 11.2% (115 million euros) between the two periods, due to the downward trend in revenues from fixed telephony.

At the same time, revenues from fixed broadband services rose 5.2% (110 million euros), reflecting, on one hand, the growing share of fiber optic and premium offers and, on the other hand, the expansion of content offers. The fixed broadband customer base grew by 3.5% year-on-year to 11.0 million customers at June 30, 2017, while fixed broadband ARPU (see Section 2.6.4 Financial glossary) increased by 1.5% year-on-year. Convergent offers (which represented 5.7 million customers at June 30, 2017) accounted for 57.8% of the retail fixed broadband customer base at June 30, 2017. At the same time, the development of digital television (6.7 million IPTV or satellite TV offer customers at June 30, 2017) is fostering increased demand for content.

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Wholesale fixed services and other fixed services

Revenues from wholesale fixed services and other fixed services amounted to 2,011 million euros in the first half of 2017, an increase of 3.8% or 73 million euros compared with the first half of 2016, on both a historical and a comparable basis.

On both a historical and a comparable basis, this growth is chiefly attributable to the increase in revenues related to the sale of wholesale ADSL accesses and the increase in unbundling tariffs between the two periods. The number of telephone lines sold to other carriers totaled 13.9 million at June 30, 2017, a modest decline of 0.5% year-on-year.

2.3.1.2     Adjusted EBITDA - France

Adjusted EBITDA for France was 3,168 million euros in the first half of 2017, up 3.2% on both a historical and a comparable basis compared with the first half of 2016.

On both a historical and a comparable basis, the 98 million euro increase in adjusted EBITDA in France between the two periods was mainly attributable to:

•  lower labor expenses, resulting primarily from (i) the lower average number of employees (full-time equivalents) permitted by the acceleration of transformation plans (including a decline in interactions in stores and in customer service and growth in digital actions), and (ii) to a lesser extent, the counter-effect of the recognition in the first half of 2016 of the Orange Ambition 2016 Employee shareholding plan; and

•  the reduction in other external expenses, in particular call center outsourcing expenses and other external services consumed;

•  partially offset by the increase in other operating expenses.

2.3.1.3     Operating income - France

Operating income in France was 1,610 million euros in the first half of 2017, up 8.8% or 130 million euros compared with the first half of 2016 on a historical basis.

On a historical basis, the 130 million euro increase in operating income in France between the two periods was largely attributable to:

•  i) the counter-effect of the recognition, in the first half of 2016, of 160 million euros in restructuring and integration costs (see Section 2.2.2.1 Reported EBITDA), and ii) the 98 million euro increase in adjusted EBITDA;

•  Partially offset by the 134 million euro increase in depreciation and amortization, largely attributable to the increase (i) in investment made in recent years, primarily on the rollout of very high-speed broadband networks (4G and FTTH), and (ii) in the accelerated depreciation of certain fixed assets and the depreciation of leased handsets, Livebox and equipment installed at customer premises.

2.3.1.4     CAPEX - France

CAPEX in France amounted to 1,611 million euros in the first half of 2017, an increase of 1.6% on a historical basis and 1.3% on a comparable basis compared with the first half of 2016.

On a historical basis, the 25 million euro increase in CAPEX in France between the first half of 2016 and the first half of 2017 was attributable to (i) the effect of changes in the scope of consolidation and other changes in the amount of 4 million euros, and (ii) organic change on a comparable basis, i.e. a 21 million euro increase in CAPEX.

On a comparable basis, the 21 million euro increase in CAPEX in France between the first half of 2016 and the first half of 2017 largely reflects (i) increased investment in very high-speed broadband networks (4G and fiber optics, see Section 2.1.3 Significant events).

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2.3.1.5     Additional information - France

France (7)	2017	2016	2016	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	8,879	8,860	8,860	0.2%	0.2%
Mobile services	3,165	3,236	3,236	(2.2)%	(2.2)%
Mobile equipment sales	303	281	281	7.7%	7.7%
Fixed services	5,137	5,069	5,069	1.3%	1.3%
Retail fixed services	3,126	3,131	3,131	(0.1)%	(0.1)%
Wholesale fixed services and other fixed services	2,011	1,938	1,938	3.8%	3.8%
Other revenues	274	274	274	(0.1)%	(0.1)%
Mobile services
Number of mobile customers (4) (5)	21,622	21,746	21,746	(0.6)%	(0.6)%
Number of contract customers	18,314	17,848	17,848	2.6%	2.6%
Number of prepaid customers	3,308	3,897	3,897	(15.1)%	(15.1)%
Mobile ARPU (in euros) (3)	21.6	21.7	21.7	(0.6)%	(0.6)%
Fixed services
Retail fixed services
Number of Retail fixed telephone lines (4) (6)	15,859	16,088	16,088	(1.4)%	(1.4)%
o/w Number of conventional fixed telephone lines (PSTN)	6,745	7,613	7,613	(11.4)%	(11.4)%
Number of fixed broadband service customers (4)	11,035	10,662	10,662	3.5%	3.5%
o/w Number of fiber optic accesses (FTTH)	1,690	1,181	1,181	43.1%	43.1%
Fixed broadband ARPU (in euros) (3)	33.7	33.2	33.2	1.5%	1.5%
Wholesale fixed services
Number of Wholesale fixed telephone lines (4)	13,916	13,988	13,988	(0.5)%	(0.5)%
o/w Number of fully unbundled lines	11,536	11,543	11,543	(0.1)%	(0.1)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.4 Financial glossary).

(3)   See Section 2.6.4 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(6)   This figure includes i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being recognized as a line, ii) lines without narrowband (naked ADSL) telephone contracts sold directly by Orange to its retail customers, and iii) fiber optic (FTTH), satellite and other accesses.

(7)   The data reflect changes to the presentation of the France and Enterprise operating segments in the first quarter of 2017 (see start of Section 2.3 Analysis by operating segment).

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2.3.2       Europe

Europe	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	5,405	5,162	5,128	4.7%	5.4%
Adjusted EBITDA	1,548	1,451	1,438	6.8%	7.7%
Adjusted EBITDA/Revenues	28.7%	28.1%	28.1%
Reported EBITDA	1,544	1,317	1,305	17.2%	18.3%
Operating income	479	-	275	-	73.6%
CAPEX	906	917	913	(1.2)%	(0.7)%
CAPEX/Revenues	16.8%	17.8%	17.8%
Telecommunication licenses (2)	3	793	776	(99.6)%	(99.6)%
Average number of employees	29,419	29,877	29,879	(1.5)%	(1.5)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

The Europe region comprises the Spain, Poland, Belgium & Luxembourg operating segments, and those of the Central European countries.

Europe	2017	2016	2016	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	5,405	5,162	5,128	4.7%	5.4%
Mobile services	3,100	3,027	3,038	2.4%	2.0%
Mobile equipment sales	541	454	453	19.3%	19.5%
Fixed services	1,664	1,600	1,560	4.0%	6.7%
Other revenues	100	81	77	23.3%	28.1%
Mobile services
Number of mobile customers (4) (5)	49,019	50,869	51,126	(3.6)%	(4.1)%
Number of contract customers	33,874	32,060	32,317	5.7%	4.8%
Number of prepaid customers	15,145	18,809	18,809	(19.5)%	(19.5)%
Fixed services
Number of fixed telephone lines (4)	8,826	9,077	8,903	(2.8)%	(0.9)%
Number of fixed broadband service customers (4)	6,927	6,341	6,086	9.2%	13.8%

(1)   See Section 2.5.1 Data on a comparable basis, including the effect of reclassification, in Spain and Poland, of the 4G fixe offers (which use the mobile 4G network to provide fixed broadband services) from mobile services to fixed broadband services.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.4 Financial glossary).

(3)   See Section 2.6.4 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

2.3.2.1     Spain

Spain	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,628	2,418	2,418	8.7%	8.7%
Adjusted EBITDA	722	627	625	15.3%	15.5%
Adjusted EBITDA/Revenues	27.5%	25.9%	25.9%
Reported EBITDA	721	493	492	46.2%	46.5%
Operating income	230	-	30	-	n/a
CAPEX	538	547	547	(1.5)%	(1.5)%
CAPEX/Revenues	20.5%	22.6%	22.6%
Telecommunication licenses (2)	3	48	48	(93.3)%	(93.3)%
Average number of employees	6,545	6,343	6,345	3.2%	3.1%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

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2.3.2.1.1     Revenues - Spain

Revenues in Spain totaled 2,628 million euros in the first half of 2017, up 8.7% on both a historical basis and a comparable basis versus the first half of 2016.

On both a historical and a comparable basis, the 210 million euro increase in revenues in Spain between these two periods can mainly be attributed to (i) the growth in revenues for mobile services, essentially linked to the growth of convergent offers and the increase in the mobile customer base, (ii) the growth in revenues for fixed services, linked chiefly to growth in the customer base and to the development of offers, particularly fiber optic offers and content offers, and (iii) growth in mobile equipment sales.

Mobile services

Revenues generated by Mobile services totaled 1,336 million euros in the first half of 2017, up 5.8% on a historical basis and 7.8% on a comparable basis versus the first half of 2016.

In data on a comparable basis, the 96 million euro revenue growth for Mobile services between the two periods resulted mainly from the enriched content of the offers and the deployment of 4G, contributing to improve mobile ARPU.

The mobile customer base stood at 15.8 million customers at June 30, 2017, up 2.2% compared with June 30, 2016, on a comparable basis. Contract offers totaled 12.8 million customers at June 30, 2017, up 4.7% year-on-year, whereas prepaid offers (amounting to 3.0 million customers at June 30, 2017) recorded a 7.0% decline over the same period. The number of 4G customers reached 8.7 million at June 30, 2017, an increase of 35% year-on-year.

Fixed services

Revenues generated by Fixed services totaled 1,019 million euros in the first half of 2017, up 11.3% on a historical basis and 8.5% on a comparable basis versus the first half of 2016.

On a comparable basis, the 80 million euro increase in revenues from Fixed services was driven by growth in revenues from fixed broadband services, which rose 8.4% between the two periods to 62 million euros. The fixed broadband customer base stood at 4.2 million customers at June 30, 2017, up by 4.4% year-on-year, on a comparable basis. Convergent offers now represent 82.5% of the retail fixed broadband customer base at June 30, 2017. The FTTH customer base reached 1.9 million in the first half, a significant rise compared to the first half of 2016. At June 30, 2017, digital television offers also saw growth of 42% year-on-year, driven by content offers that included soccer championship rebroadcasts.

2.3.2.1.2     Adjusted EBITDA - Spain

Adjusted EBITDA in Spain totaled 722 million euros in the first half of 2017, up 15.5% on a historical basis and up 15.3% on a comparable basis versus the first half of 2016.

On a historical basis, the 97 million euro increase in adjusted EBITDA in Spain between the two periods can be attributed to (i) the positive impact of changes in the scope of consolidation and other changes of 2 million euros, and (ii) organic growth on a comparable basis amounting to an increase of 95 million euros in adjusted EBITDA.

On a comparable basis, the 95 million euro increase in adjusted EBITDA in Spain between the two periods is mainly due to growth in revenues of 210 million euros, partially offset by (i) the increase in commercial expenses and content costs, primarily as a result of the recognition of soccer-related rights, and offer enhancement, linked to the commercial momentum, and (ii) the increase in service fees and inter-operator costs.

2.3.2.1.3     Operating income - Spain

Operating income for Spain was 230 million euros in the first half of 2017, an increase of 200 million euros versus the first half of 2016 on a historical basis.

On a historical basis, the increase in operating income in Spain between the two periods was primarily due to i) the counter-effect of the recognition, in the first half of 2016, of 133 million euros in restructuring and integration costs (see Section 2.2.2.1 Reported EBITDA), ii) the 97 million euro increase in adjusted EBITDA, iii) partially offset by the 29 million euro increase in depreciation and amortization.

2.3.2.1.4     CAPEX - Spain

CAPEX in Spain totaled 538 million euros in the first half of 2017, down 1.5% (decrease of 9 million euros) on a historical and comparable basis versus the first half of 2016.

2.3.2.1.5     Additional information - Spain

Spain	2017	2016	2016	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	2,628	2,418	2,418	8.7%	8.7%
Mobile services	1,336	1,240	1,263	7.8%	5.8%
Mobile equipment sales	271	240	240	13.0%	13.0%
Fixed services	1,019	939	915	8.5%	11.3%
Other revenues	2	(1)	-	-	-
Mobile services
Number of mobile customers (4) (5)	15,837	15,492	15,667	2.2%	1.1%
Number of contract customers	12,798	12,226	12,400	4.7%	3.2%
Number of prepaid customers	3,039	3,267	3,267	(7.0)%	(7.0)%
Mobile ARPU (in euros) (3)	13.9	13.2	n/a	5.3%	n/a
Fixed services
Number of fixed broadband service customers (4)	4,180	4,003	3,829	4.4%	9.1%
Fixed broadband ARPU (in euros) (3)	31.8	30.8	n/a	3.2%	n/a

(1)   See Section 2.5.1 Data on a comparable basis, including the effect of reclassification of the 4G fixe offer (which uses the 4G network to provide fixed broadband services) from mobile services to fixed broadband services.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.4 Financial glossary).

(3)   See Section 2.6.4 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

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2.3.2.2     Poland

Poland	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	1,325	1,337	1,306	(0.9)%	1.4%
Adjusted EBITDA	367	396	387	(7.4)%	(5.2)%
Adjusted EBITDA/Revenues	27.7%	29.6%	29.6%
Reported EBITDA	365	396	387	(7.8)%	(5.7)%
Operating income	64	-	81	-	(21.9)%
CAPEX	192	198	194	(3.3)%	(1.1)%
CAPEX/Revenues	14.5%	14.8%	14.8%
Telecommunication licenses (2)	-	736	719	n/a	n/a
Average number of employees	15,769	16,766	16,766	(5.9)%	(5.9)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

2.3.2.2.1     Revenues - Poland

Revenues in Poland totaled 1,325 million euros in the first half of 2017, up 1.4% on a historical basis and down 0.9% on a comparable basis versus the first half of 2016.

On a historical basis, the 19 million euro increase in revenues in Poland between the two periods can be attributed to (i) the positive effect of foreign exchange fluctuations for 31 million euros, taking into account the fluctuation of the Polish zloty against the euro, (ii) partially offset by organic growth on a comparable basis for a decrease of 12 million euros in revenues.

On a comparable basis, the 12 million euro decrease in revenues in Poland between the two periods was mainly due to (i) the declining trend in conventional telephony services, and (ii) the contraction of mobile services, linked to SIM-only mobile offers and convergent offers, (iii) partially offset by the strong growth in mobile equipment sales, driven by sales of mobile handsets with staggered payment, and (iv) by the increase in other revenues, mainly related to the increase in sales of fixed equipment, including those linked to LTE4Fixed as well as ICT (Information and communication) technologies.

Mobile services

Revenues generated by Mobile services totaled 585 million euros in the first half of 2017, down 4.7% on a historical basis and 6.3% on a comparable basis versus the first half of 2016.

On a comparable basis, the 40 million euro decline in revenues from Mobile services was largely attributable to growth in attractively-priced convergent offers, the expansion in SIM-only mobile offers, and increased installment plan offers. At the same time, the prepaid customer base declined by 36.9% year-on-year, reflecting customer migration to contract offers and the registration of customer identities, which became mandatory as of July 2016. The mobile customer base came to 14.6 million customers at June 30, 2017, down 12.4% year-on-year, and mobile contract customers came to 9.6 million at the same date, an increase of 9.8% year-on-year.

Fixed services

Revenues generated by Fixed services totaled 531 million euros in the first half of 2017, down 1.9% on a historical basis and 4.9% on a comparable basis versus the first half of 2016.

On a comparable basis, the 28 million euro decrease in revenues for Fixed services reflects the downward trend in fixed narrowband service revenues, down 12.8% compared to the first half of 2016, i.e. a decrease of 24 million euros.

The fixed broadband customer base recorded an increase of 8.6% over the year for a total of 2.3 million customers at June 30, 2017, essentially linked to the growth in fiber and 4G fixe. Convergent offers have grown and represented 43% of the retail fixed broadband customer base at June 30, 2017. In addition, the number of VoIP service customers recorded 13% growth year-on-year to 728,000 customers at June 30, 2017.

2.3.2.2.2     Adjusted EBITDA - Poland

Adjusted EBITDA for Poland was 367 million euros in the first half of 2017, down by 5.2% on a historical basis and down 7.4% on a comparable basis versus the first half of 2016.

On a historical basis, the 20 million euro decrease in adjusted EBITDA in Poland between the two periods includes (i) the favorable impact of foreign exchange fluctuations for 9 million euros, (ii) more than offset by organic change on a comparable basis representing a 29 million euro decline in adjusted EBITDA.

On a comparable basis, the 29 million euro decrease in adjusted EBITDA in Poland between the two periods was mainly attributable to (i) the increase in service fees and inter-operator costs, the rise in labor expenses, and the fall in revenues, (ii) partially offset by the reduction in commercial expenses.

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2.3.2.2.3     Operating income - Poland

Operating income for Poland amounted to 64 million euros in the first half of 2017, down 21.9%, or 17 million euros, on a historical basis versus the first half of 2016.

On a historical basis, the 17 million euro decrease in operating income in Poland between the two periods was mainly attributable to the 20 million euro decline in adjusted EBITDA.

2.3.2.2.4     CAPEX - Poland

CAPEX in Poland totaled 192 million euros in the first half of 2017, down 1.1% on a historical basis and 3.3% on a comparable basis versus the first half of 2016.

On a historical basis, the 2 million euro decline in CAPEX in Poland between the two periods includes (i) the favorable impact of foreign exchange fluctuations in the amount of 4 million euros, (ii) more than offset by organic change on a comparable basis, representing a decrease of 6 million euros in CAPEX.

On a comparable basis, CAPEX in Poland saw a 6 million euro decrease between the two periods.

2.3.2.2.5     Additional information - Poland

Poland	2017	2016	2016	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	1,325	1,337	1,306	(0.9)%	1.4%
Mobile services	585	625	614	(6.3)%	(4.7)%
Mobile equipment sales	146	107	106	36.9%	37.6%
Fixed services	531	559	542	(4.9)%	(1.9)%
Other revenues	63	46	44	33.2%	42.4%
Mobile services
Number of mobile customers (4) (5)	14,555	16,614	16,696	(12.4)%	(12.8)%
Number of contract customers	9,573	8,716	8,798	9.8%	8.8%
Number of prepaid customers	4,983	7,898	7,898	(36.9)%	(36.9)%
Mobile ARPU (in zlotys) (3)	28.4	28.4	n/a	-	n/a
Fixed services
Number of fixed telephone lines (4)	4,496	4,909	4,909	(8.4)%	(8.4)%
Number of fixed broadband service customers (4)	2,323	2,139	2,057	8.6%	12.9%
Fixed broadband ARPU (in zlotys) (3)	58.0	60.4	n/a	(4.1)%	n/a

(1)   See Section 2.5.1 Data on a comparable basis. Including the effect of reclassification, of the 4G fixe offer (which uses the 4G network to provide fixed broadband services) from mobile services to fixed broadband services.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.4 Financial glossary).

(3)   See Section 2.6.4 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

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2.3.2.3     Belgium & Luxembourg

Belgium & Luxembourg	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	617	609	609	1.4%	1.4%
Adjusted EBITDA	157	145	145	8.4%	8.4%
Adjusted EBITDA/Revenues	25.5%	23.8%	23.8%
Reported EBITDA	156	145	145	7.4%	7.4%
Operating income	44	-	47	-	(6.5)%
CAPEX	77	62	62	24.3%	24.3%
CAPEX/Revenues	12.5%	10.2%	10.2%
Telecommunication licenses (2)	-	-	-	-	-
Average number of employees	1,610	1,626	1,626	(1.0)%	(1.0)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

2.3.2.3.1     Revenues - Belgium & Luxembourg

Revenues in Belgium & Luxembourg totaled 617 million euros in the first half of 2017, up 1.4% on a historical and comparable basis versus the first half of 2016.

Mobile services

Revenues for Mobile services were 512 million euros in the first half of 2017, an increase of 1.6% compared to the first half of 2016, on both a historical and a comparable basis.

On both a historical and a comparable basis, the 8 million euro increase in revenues from mobile services between the two periods was mainly attributable to the sharp growth in mobile data traffic, driven by the rapid uptake of 4G technology and MVNO services.

There were 1.6 million 4G offer customers at June 30, 2017. Mobile ARPU in Belgium showed 2.8% year-on-year growth, as customers migrated to high-end contracts on account of their demand for data traffic.

Fixed services

Revenues generated by Fixed services totaled 41 million euros in the first half of 2017, down 15%, both on a historical and a comparable basis versus the first half of 2016.

On both a historical and comparable basis, the 5 million euro increase in revenues from Fixed services reflects the growth in the new LOVE convergent offers (mobile and Internet + TV).

The fixed broadband customer base more than doubled between June 30, 2016 and June 30, 2017, to 88,000 customers. This growth was mostly related to the increase in the number of customers for the IPTV and satellite TV offers, and the growth in convergent offers.

2.3.2.3.2     Adjusted EBITDA - Belgium & Luxembourg

Adjusted EBITDA in Belgium & Luxembourg totaled 157 million euros in the first half of 2017, up 8.4% on both a historical and a comparable basis versus the first half of 2016.

On both a historical and a comparable basis, the 12 million euro increase in adjusted EBITDA in Belgium & Luxembourg between the two periods was mainly attributable to (i) the reduction in commercial expenses, and, to a lesser extent, the increase in revenues, (ii) partially offset by the decrease in other operating income and expenses.

2.3.2.3.3     Operating income - Belgium & Luxembourg

Operating income for Belgium & Luxembourg was 44 million euros in the first half of 2017, down 6.5%, or 3 million euros, on a historical basis versus the first half of 2016.

On a historical basis, the 3 million euro decrease in operating income in Belgium & Luxembourg chiefly reflected (i) the 14 million euros increase in depreciation and amortization, (ii) partially offset by the 12 million euro rise in adjusted EBITDA.

2.3.2.3.4     CAPEX - Belgium & Luxembourg

CAPEX in Belgium & Luxembourg totaled 77 million euros in the first half of 2017, up 24.3% on both a historical and comparable basis versus the first half of 2016.

On both a historical and a comparable basis, the 15 million euro increase in CAPEX in Belgium & Luxembourg between the two periods was mostly attributable to an increased rhythm of investment in leased terminals, Liveboxes and equipment installed with customers linked with the dynamism of the cable convergent offers launched in the second half of 2016.

2.3.2.3.5     Additional information - Belgium & Luxembourg

Belgium & Luxembourg	2017	2016	2016	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	617	609	609	1.4%	1.4%
Mobile services	512	504	504	1.6%	1.6%
Mobile equipment sales	53	56	56	(5.0)%	(5.0)%
Fixed services	41	36	36	15.0%	15.0%
Other revenues	11	13	13	(14.5)%	(14.5)%
Mobile services
Number of mobile customers (4) (5)	3,957	3,928	3,928	0.8%	0.8%
Number of contract customers	3,299	3,132	3,132	5.3%	5.3%
Number of prepaid customers	659	796	796	(17.3)%	(17.3)%
Mobile ARPU - Belgium (in euros) (3)	24.9	24.3	24.3	2.8%	2.8%
Fixed services
Number of fixed telephone lines (4)	151	166	166	(8.7)%	(8.7)%
Number of fixed broadband service customers (4)	88	37	37	139.1%	139.1%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.4 Financial glossary).

(3)   See Section 2.6.4 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

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2.3.2.4     Central European countries

Central European countries	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	843	801	798	5.2%	5.6%
Adjusted EBITDA	302	283	281	7.0%	7.6%
Adjusted EBITDA/Revenues	35.9%	35.3%	35.2%
Reported EBITDA	302	283	281	6.9%	7.5%
Operating income	141	-	117	-	20.6%
CAPEX	99	110	110	(10.4)%	(10.1)%
CAPEX/Revenues	11.7%	13.8%	13.8%
Telecommunication licenses (2)	-	9	9	(99.8)%	(99.8)%
Average number of employees	5,495	5,142	5,142	6.9%	6.9%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

2.3.2.4.1     Revenues - Central European countries

Revenues for Central European countries amounted to 843 million euros in the first half of 2017, up by 5.6% on a historical basis and 5.2% on a comparable basis versus the first half of 2016.

On a historical basis, the 45 million euro growth in revenues for Central European countries between the two periods can be explained by (i) the positive effect of foreign exchange fluctuations, amounting to 3 million euros, and (ii) organic growth on a comparable basis for an increase of 42 million euros in revenues.

On a comparable basis, the 42 million euro increase in revenues for Central European countries between the two periods is mainly due to (i) growth of 37 million euros in revenues for Romania, essentially attributable to mobile services (increase in the customer base and the mobile ARPU) and mobile equipment sales, and (ii) to a lesser extent, the 3 million euro increase in revenues for Moldova.

The mobile and M2M customer base in the Central European countries totaled 14.7 million at June 30, 2017, a 1.1% year-on-year decline, on a comparable basis. The number of contract customers (8.2 million customers at June 30, 2017) grew by 2.7% on a comparable basis and accounted for 55.9% of the mobile customer base at June 30, 2017 as compared with 53.8% a year earlier. The prepaid customer base showed a decrease of 5.6% year-on-year, mainly in Romania.

The fixed broadband customer base was 336,607 customers at June 30, 2017, up 107.2% year-on-year on a comparable basis, buoyed by the launch of convergent offers in Romania, as well as the growth in cable offers in Moldova following the acquisition of Sun Communications.

2.3.2.4.2     Adjusted EBITDA - Central European countries

The adjusted EBITDA for Central European countries was 302 million euros in the first half of 2017, growing 7.6% on a historical basis and 7.0% on a comparable basis, compared to the first half of 2016.

On a historical basis, the 21 million euro improvement in adjusted EBITDA for Central European countries between the two periods can be attributed to (i) the positive effect of foreign exchange fluctuations of 2 million euros, and (ii) organic growth on a comparable basis, for an increase of 19 million euros in adjusted EBITDA.

On a comparable basis, the 19 million euro increase in adjusted EBITDA for the Central European countries between the two periods is mainly explained by the growth in revenues, partially offset by the increase in commercial expenses (mostly in Romania) and by the growth in service fees and inter-operator costs.

2.3.2.4.3     Operating income - Central European countries

Operating income for the Central European countries was 141 million euros in the first half of 2017, up 20.6%, or 24 million euros on a historical basis versus the first half of 2016.

On a historical basis, the 24 million euro increase in operating income for the Central European countries between the two periods is mainly explained by the 21 million euro growth in adjusted EBITDA.

2.3.2.4.4     CAPEX - Central European countries

At 99 million euros in the first half of 2017, CAPEX for the Central European countries was up 10.1% on a historical basis and 10.4% on a comparable basis compared with the first half of 2016.

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On both a historical and a comparable basis, the 11 million euro decrease in CAPEX for the Central European countries between the two periods is mainly the result of the counter-effect, in the first half of 2016, of the implementation of network sharing and renewal of the urban network in Romania.

2.3.2.4.5     Additional information - Central European countries

Central European countries	2017	2016	2016	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	843	801	798	5.2%	5.6%
Mobile services	673	662	658	1.8%	2.2%
Mobile equipment sales	71	52	51	38.5%	39.4%
Fixed services	74	67	67	10.1%	10.2%
Other revenues	25	20	22	15.0%	15.1%
Mobile services
Number of mobile customers (4) (5)	14,670	14,835	14,835	(1.1)%	(1.1)%
Number of contract customers	8,205	7,987	7,987	2.7%	2.7%
Number of prepaid customers	6,465	6,848	6,848	(5.6)%	(5.6)%
Fixed services
Number of fixed broadband service customers (4)	337	162	162	107.2%	107.2%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.4 Financial glossary).

(3)   See Section 2.6.4 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

2.3.3       Africa & Middle-East

Africa & Middle-East	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,491	2,449	2,516	1.7%	(1.0)%
Adjusted EBITDA	764	757	828	0.9%	(7.7)%
Adjusted EBITDA/Revenues	30.7%	30.9%	32.9%
Reported EBITDA	756	756	843	0.1%	(10.2)%
Operating income	329	-	147	-	124.6%
CAPEX	428	367	359	16.5%	19.3%
CAPEX/Revenues	17.2%	15.0%	14.3%
Telecommunication licenses (2)	86	202	200	(57.2)%	(56.8)%
Average number of employees	15,156	15,943	14,874	(4.9)%	1.9%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

Africa & Middle-East continue to suffer political or economic instability and sometimes tax or regulatory pressures that could affect the business and results of Group subsidiaries and holdings, and may continue to affect them in the future. In some cases, these situations have led the Group to book impairments on its assets (see Note 5 to the consolidated financial statements). For further information on the risk factors, see Section 2.4 Risk factors of the 2016 Registration Document.

2.3.3.1     Revenues - Africa & Middle-East

Revenues in Africa & Middle-East amounted to 2,491 million euros in the first half of 2017, declining 1.0% on a historical basis and 1.7% on a comparable basis versus the first half of 2016.

On a historical basis, the 25 million euro decrease in revenues in Africa & Middle-East between the two periods was attributable to:

•  the negative effect of foreign exchange fluctuations in the amount of 284 million euros, primarily due to the performance of the Egyptian pound against the euro;

•  partially offset by (i) the positive effect of changes in the scope of consolidation and other changes, which accounted for 217 million euros related to the impact of entities acquired in Africa in 2016 (Airtel in Burkina Faso and Sierra Leone, Oasis (Tigo) in Democratic Republic of the Congo, and Cellcom Telecommunication in Liberia), and (ii) organic growth on a comparable basis for an increase of 42 million euros in revenues.

On a comparable basis, the 42 million euro increase in revenues in Africa & Middle-East between the two periods was mainly a result of the 38 million euro growth in revenues from the Sonatel subgroup (driven mainly by Mali and Guinea), and the 28 million euro increase in revenues from the Ivory Coast subgroup (driven by Burkina Faso and Ivory Coast), mostly related to outgoing voice traffic, Orange Money, and data services. This growth is partially offset by the 22 million euro decline in revenues in the Democratic Republic of the Congo, reflecting the deterioration in the country's economic environment.

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The mobile customer base in Africa & Middle-East totaled 127.2 million customers at June 30, 2017, up by 5.7% compared to the first half of 2016, on a comparable basis. Since June 30, 2016, it has been impacted by the increased identity checks for customers using prepaid offers that have been required in several countries.

2.3.3.2     Adjusted EBITDA - Africa & Middle-East

Adjusted EBITDA for Africa & Middle-East amounted to 764 million euros in the first half of 2017, a decrease of 7.7% on a historical basis, and an increase of 0.9% on a comparable basis versus the first half of 2016.

On a historical basis, the 64 million euro decline in adjusted EBITDA in Africa & Middle-East between the two periods was attributable to:

•  the negative effect of foreign exchange fluctuations in the amount of 104 million euros, primarily due to the performance of the Egyptian pound against the euro;

•  partially offset by (i) the favorable impact of changes in the scope of consolidation and other changes for 33 million euros, corresponding to the impact of entities acquired in Africa in 2016 (Airtel in Burkina Faso and Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunication in Liberia), and (ii) organic growth on a comparable basis for an increase of 7 million euros in adjusted EBITDA.

On a comparable basis, the 7 million euro increase in adjusted EBITDA in Africa & Middle-East between the two periods was largely attributable to:

•  growth in revenues, decrease in service fees and inter-operator costs, as well as in labor expenses;

•  partially offset by the growth in commercial expenses (mainly related to the growth of Orange Money), the increase in operating taxes and levies (particularly due to the counter-effect of a favorable outcome of a dispute in the first half of 2016), and the increase in other network expenses and IT expenses (mostly linked to extending and densifying the mobile network).

2.3.3.3     Operating income - Africa & Middle-East

Operating income for Africa & Middle-East was 329 million euros in the first half of 2017, up 182 million euros versus the first half of 2016 on a historical basis.

On a historical basis, the 182 million euro increase in operating income in Africa & Middle-East between the two periods was largely attributable to:

•  the counter-effect of the recognition in the first half of 2016 of an impairment loss of 176 million euros in relation to Egypt (of which 80 million euros for goodwill and 96 million euros for fixed assets), which reflected the anticipated cash flow effects of the ongoing allocation of the new 4G license and its new financial conditions (see Note 5 to the consolidated financial statements);

•  the 92 million euro decrease in depreciation and amortization, mainly due to the positive effect of the devaluation of the Egyptian pound against the euro at end-2016;

•  partially offset by the 64 million euro decrease in adjusted EBITDA.

2.3.3.4     CAPEX - Africa & Middle-East

CAPEX in Africa & Middle-East totaled 428 million euros in the first half of 2017, up 19.3% on a historical basis and 16.5% on a comparable basis compared with the first half of 2016.

On a historical basis, the 69 million euro increase in CAPEX in Africa & Middle-East between the two periods was attributable to:

•  the favorable impact of changes in the scope of consolidation and other changes, which represented 26 million euros and essentially corresponded to the impact of entities acquired in Africa in 2016 (Airtel in Burkina Faso and Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunication in Liberia), partially offset by the negative effect of foreign exchange fluctuations for 18 million euros.

•  and by organic growth on a comparable basis, for a 61 million euro increase in CAPEX.

On a comparable basis, the 61 million euro increase in CAPEX for Africa & Middle-East between the two periods was mainly due to growth in investments in very high-speed broadband mobile networks (4G), with 4G rolled out in 11 countries at end-June 2017 (see Section 2.1.3 Significant events).

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2.3.3.5     Additional information - Africa & Middle-East

Africa & Middle-East	2017	2016	2016	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	2,491	2,449	2,516	1.7%	(1.0)%
Mobile services	2,089	2,017	2,055	3.6%	1.6%
Mobile equipment sales	36	33	39	8.9%	(7.3)%
Fixed services	331	370	380	(10.4)%	(12.8)%
Other revenues	35	29	42	17.7%	(16.1)%
Mobile services
Number of mobile customers (4) (5)	127,240	120,384	108,469	5.7%	17.3%
Number of contract customers	10,215	9,598	9,594	6.4%	6.5%
Number of prepaid customers	117,025	110,785	98,876	5.6%	18.4%
Fixed services
Number of fixed telephone lines (4)	1,110	1,118	1,118	(0.7)%	(0.7)%
Number of fixed broadband service customers (4)	911	882	882	3.3%	3.3%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.4 Financial glossary).

(3)   See Section 2.6.4 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

2.3.4       Enterprise

The presentation of the France and Enterprise operating segments was changed in the first quarter of 2017 so as better to reflect the management of the French Enterprise market (see the start of Section 2.3 Analysis by operating segment).

Enterprise (2)	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,615	3,675	3,666	(1.6)%	(1.4)%
Adjusted EBITDA	629	661	660	(4.9)%	(4.7)%
Adjusted EBITDA/Revenues	17.4%	18.0%	18.0%
Reported EBITDA	612	634	689	(3.4)%	(11.1)%
Operating income	431	-	503	-	(14.3)%
CAPEX	179	169	168	5.7%	6.2%
CAPEX/Revenues	4.9%	4.6%	4.6%
Average number of employees	20,582	19,949	20,299	3.2%	1.4%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   The data reflect changes to the presentation of the France and Enterprise operating segments in the first quarter of 2017 (see start of Section 2.3 Analysis by operating segment).

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2.3.4.1     Revenues - Enterprise

Enterprise revenues totaled 3,615 million euros in the first half of 2017, down 1.4% on a historical basis and 1.6% on a comparable basis versus the first half of 2016.

On a historical basis, the 51 million euro decline in Enterprise revenues between the two periods was attributable to (i) the adverse effect of changes in the scope of consolidation and other changes totaling 23 million euros and mainly including the disposal of Fime on May 31, 2016 for 19 million euros, and (ii) offset by the positive effect of foreign exchange fluctuations, totaling 32 million euros, as well as (iii) organic change on a comparable basis, representing a 60 million euro decrease in revenues.

On a comparable basis, the 60 million euro decrease in Enterprise revenues between the two periods was made up of (i) a 43 million euro fall in data services, (ii) a 39 million euro decrease in voice services revenues, and (iii) to a lesser extent a fall in mobile services, (iv) partially offset by improved IT & integration services revenues.

Voice services

Revenues from Voice services (see Section 2.6.4 Financial glossary) amounted to 728 million euros in the first half of 2017, down 4.5% on a historical basis and 5.1% on a comparable basis versus the first half of 2016.

On a comparable basis, this decrease is a reflection of the downward trend in conventional fixed telephony as well as in call centers and audio conferencing, while Voice over IP continues to grow.

Data services

Revenues from Data services (see Section 2.6.4 Financial glossary) totaled 1,374 million euros in the first half of 2017, down 2.0% on a historical basis and 3.0% on a comparable basis versus the first half of 2016.

On a comparable basis, the 43 million euro decline comes mostly from broadcasting via satellite services, adding to the natural decline in conventional services.

IT & integration services

Revenues from IT & integration services (see Section 2.6.4 Financial glossary) amounted to 1,028 million euros in the first half of 2017, growing by 1.7% on a historical basis and 3.0% on a comparable basis compared to the first half of 2016.

On a comparable basis, this increase is mainly driven by growth in revenues from security services (up 21%) and cloud services (up 17%).

Services and mobile equipment

Revenues from Data services and mobile equipment (see Section 2.6.4 Financial glossary) totaled 485 million euros in the first half, down 1.2% on a historical basis and 1.5% on a comparable basis versus the first half of 2016. On a comparable basis, this 8 million euro decrease is a reflection of the fall in roaming fee revenues related to the less favorable changes in the mix between Europe and other international destinations.

2.3.4.2     Adjusted EBITDA - Enterprise

Adjusted EBITDA in Enterprise totaled 629 million euros in the first half of 2017, down 4.7% on a historical basis and 4.9% on a comparable basis versus the first half of 2016.

On a historical basis, the 31 million euro decrease in adjusted EBITDA for Enterprise between the two periods includes the positive effect of foreign exchange fluctuations for 5 million euros, partially offset by (i) the adverse impact of changes in the scope of consolidation and other changes amounting to 4 million euros, and (ii) organic change on a comparable basis, being a decrease of 32 million euros in adjusted EBITDA.

On a comparable basis, the 32 million euro decline in adjusted EBITDA for Enterprise between the two periods is mainly explained by (i) the 60 million euro decrease in revenues and the rise in commercial expenses, (ii) partially offset by the decrease in service fees and inter-operator costs, related to the decrease in business.

2.3.4.3     Operating income - Enterprise

Operating income for Enterprise amounted to 431 million euros in the first half of 2017, down 14% compared to the first half of 2016 on a historical basis, representing a decrease of 72 million euros.

On a historical basis, the 72 million euro decrease in operating income for Enterprise between the two periods is mainly attributed to (i) the counter-effect of recording 56 million euros for the review of the investments and business portfolio in the first half of 2016, mainly related to the disposal of Fime for 49 million euros, and (ii) the 31 million euro decrease in adjusted EBITDA.

2.3.4.4     CAPEX - Enterprise

Enterprise CAPEX totaled 179 million euros in the first half of 2017, up 6.2% on a historical basis and 5.7% on a comparable basis versus the first half of 2016.

On a historical basis, the 11 million euro increase in Enterprise CAPEX between the two periods reflected (i) the positive effect of foreign exchange fluctuations, representing 2 million euros, partially offset by the negative impact of changes in the scope of consolidation and other changes, totaling 1 million euros, and (ii) organic change on a comparable basis, representing a 10 million euro increase in CAPEX.

On a comparable basis, the 10 million euro increase in CAPEX for Enterprise between the two periods can mainly be explained by the development of new IT-related services.

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2.3.4.5     Additional information - Enterprise

Enterprise (7)	2017	2016	2016	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	3,615	3,675	3,666	(1.6)%	(1.4)%
Voice services	728	767	762	(5.1)%	(4.5)%
Data services	1,374	1,417	1,402	(3.0)%	(2.0)%
IT & integration services	1,028	998	1,011	3.0%	1.7%
Services and mobile equipment	485	493	491	(1.5)%	(1.2)%
Mobile services	433	446	444	(2.8)%	(2.5)%
Mobile equipment sales	52	47	47	10.8%	10.8%
Mobile services
Number of mobile customers (3) (4)	9,528	7,221	7,221	31.9%	31.9%
Fixed services
Number of Enterprise fixed telephone lines in France (3) (5)	2,651	2,873	2,873	(7.7)%	(7.7)%
Number of IP-VPN accesses worldwide (3)(6)	353	349	349	1.1%	1.1%
o/w Number of IP-VPN accesses in France (3)(6)	296	294	294	0.9%	0.9%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.4 Financial glossary).

(3)   In thousands. At end of period.

(4)   Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(5)   This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(6)   Access of customers outside the Orange group, not including operators market.

(7)   The data reflect changes to the presentation of the France and Enterprise operating segments in the first quarter of 2017 (see start of Section 2.3 Analysis by operating segment).

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2.3.5       International Carriers & Shared Services

International Carriers & Shared Services	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	819	903	904	(9.3)%	(9.4)%
Adjusted EBITDA	(104)	(74)	(83)	(43.0)%	(25.0)%
Adjusted EBITDA/Revenues	(12.8)%	(8.1)%	(9.3)%
Reported EBITDA	(222)	(81)	(97)	(173.3)%	(129.9)%
Operating income	(387)	-	(264)	-	(46.0)%
CAPEX	127	138	141	(7.0)%	(10.2)%
CAPEX/Revenues	15.6%	15.2%	15.7%
Average number of employees	12,470	12,724	12,832	(2.0)%	(2.8)%

(1)   See Section 2.5.1 Data on a comparable basis.

2.3.5.1     Revenues - International Carriers & Shared Services

Revenues from International Carriers & Shared Services were 819 million euros in the first half of 2017 (including 547 million euros generated outside the Group), for a decrease of 9.4% on a historical basis and 9.3% on a comparable basis compared with the first half of 2016.

On a historical basis, the 85 million euro decrease in International Carriers & Shared Services revenues between the two periods can be attributed to (i) the adverse impact of changes in the scope of consolidation and other changes representing 1 million euros, (ii) organic change on a comparable basis, namely an 84 million euro decrease in revenues.

On a comparable basis the 84 million euro decline in revenues from International Carriers & Shared Services between the two periods was largely attributable to the 72 million euro decline in the International Carriers business (excluding Orange Marine).

2.3.5.2     Adjusted EBITDA - International Carriers & Shared Services

International Carriers & Shared Services adjusted EBITDA amounted to a negative 104 million euros in the first half of 2017, a deterioration of 21 million euros on a historical basis, and 30 million euros on a comparable basis versus the first half of 2016.

On a historical basis, the 21 million euro decrease in adjusted EBITDA for International Carriers & Shared Services between the two periods includes (i) the positive effect of foreign exchange fluctuations for 9 million euros, (ii) more than offset by the unfavorable impact of organic growth on a comparable basis, for a decrease of 30 million euros in adjusted EBITDA.

On a comparable basis, the 30 million euro decrease in adjusted EBITDA for International Carriers & Shared Services between the two periods is mainly explained by:

•  the 84 million euro decline in revenues, and to a lesser extent, the lower level of proceeds from the disposal of fixed assets;

•  in part offset by the reduction in service fees and inter-operator costs (linked to the fall in activity related to international carriers) and lower spending on development of the Orange brand in the first half of 2017 compared with the first half of 2016 (the costs of the brand change in Egypt and Belgium, and the sponsorship of the 2016 European SoccerChampionship in France).

2.3.5.3     Operating income - International Carriers & Shared Services

Operating income for International Carriers & Shared Services amounted to negative 387 million euros in the first half of 2017, a fall of 123 million euros on a historical basis versus the first half of 2016.

On a historical basis, the 123 million euro deterioration in operating income for International Carriers & Shared Services between the two periods is mainly explained by i) the 105 million euro increase in net expenses for significant litigation (with an expense of 65 million euros in the first half of 2017, compared with income of 40 million euros in the first half of 2016), and (ii) the 21 million euro decline in adjusted EBITDA.

2.3.5.4     CAPEX - International Carriers & Shared Services

At 127 million euros in the first half of 2017, CAPEX for International Carriers & Shared Services was down 10.2% on a historical basis and 7.0% on a comparable basis compared with the first half of 2016.

On a historical basis, the 14 million euro decrease in International Carriers & Shared Services CAPEX between the two periods can be attributed to (i) the adverse impact of changes in the scope of consolidation and other changes representing 3 million euros, and (ii) organic change on a comparable basis, down 11 million euros.

On a comparable basis, the 11 million euro decrease in CAPEX for International Carriers & Shared Services between the two periods is mainly due to lower investments in real estate, in particular with the completion in 2016 of Orange Gardens in France (a site dedicated to research and innovation).

2.3.5.5     Additional information - International Carriers & Shared Services

International Carriers & Shared Services	2017	2016	2016	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	819	903	904	(9.3)%	(9.4)%
International Carriers	686	758	757	(9.5)%	(9.4)%
Shared Services	133	145	147	(8.1)%	(9.3)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   Breakdown of revenues in external data (see Section 2.6.4 Financial glossary).

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2.3.6       Orange Bank

In October 2016, Orange acquired a 65% interest in Groupama Banque, renamed Orange Bank at the start of 2017.

2.3.6.1     Operating activities

The Orange Bank offer will be available in France in the second half of 2017 (see Section 2.1.3 Significant events).

Segment information for Orange Bank (transition from revenues to operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.2 and 1.3 to the consolidated financial statements.

In the first half of 2017, adjusted EBITDA and reported EBITDA for Orange Bank showed a loss of 27 million euros. This amount comprised primarily net banking income (NBI, presented within other operating income) for 38 million euros, external purchases for 31 million euros, labor expenses for 30 million euros and the cost of bank credit risk (presented in other operating expenses) for 3 million euros. In the first half of 2017, Orange Bank's operating income amounted to negative 28 million euros.

In the first half of 2017, CAPEX for Orange Bank was 25 million euros, mostly in IT, prior to the commercial launch of the Orange Bank offer in the second half of 2017.

2.3.6.2     Assets, liabilities and cash flows

Segment information for Orange Bank (assets, liabilities and cash flows) are presented in Notes 1.4, 1.5 and 1.6 to the consolidated financial statements, and Orange Bank's activity (elements of financial assets and liabilities) are described in Note 8 to the consolidated financial statements.

For further information on the risks relating to the Orange Bank activities, see Section 2.4.3 Financial risks of the 2016 Registration Document.

2.4       Cash and financial debt of telecomS activities

Following the acquisition of Groupama Banque (renamed Orange Bank at the start of 2017), the Group now splits out the telecoms activities from the Orange Bank activities (see Note 1 to the consolidated financial statements). To ensure the transparency of the financial statements and separate out the performances of the telecoms activities and the Orange Bank activities, the analysis and financial commentary are split to reflect these two scopes of operation. Therefore, Section 2.4 Cash and financial debt of telecoms activities covers telecoms activities, and Section 2.3.6 Orange Bank is dedicated to Orange Bank's activities.

2.4.1       Liquidity and cash flows of telecoms activities

Simplified statement of cash flows of telecoms activities(1)	2017	2016
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities	4,487	3,856
Net cash used in investing activities	(3,179)	(721)
o/w Purchases and proceeds from sale of property, plant and equipment and intangible assets (2)	(3,531)	(4,323)
o/w Proceeds from the disposal of EE securities (cash portion) (3)	-	4,493
Net cash used in financing activities	(1,095)	(1,795)
Cash change in cash and cash equivalents	213	1,340
Cash and cash equivalents - opening balance	6,267	4,469
Cash change in cash and cash equivalents	213	1,340
Non-cash change in cash and cash equivalents	(43)	8
Cash and cash equivalents - closing balance	6,437	5,817

(1)   See Consolidated statement of cash flows in the consolidated financial statements and Note 1.6 to the consolidated financial statements.

(2)   Net of change in the fixed asset payables.

(3)   Proceeds of the transaction, less costs.

Net cash provided by operating activities (telecoms activities)

Between the first half of 2016 and the first half of 2017, the net cash generated by telecoms activities increased by 631 million euros, and is primarily explained by the change in other assets and liabilities for 395 million euros, largely the result of the counter-effect of the payment in the first half of 2016 of the 350 million euro sanction from the French Competition Authority (Autorité de la concurrence) for anti-competitive practices on the Enterprise customer market (see Consolidated statement of cash flows in the consolidated financial statements).

Net cash used in investing activities (telecoms activities)

Between the first half of 2016 and the first half of 2017, the 2,458 million euros increase in net cash used in investment operations in telecoms activities is mainly explained by the counter-effect of recording the cash portion of the gain realized on the disposal of EE securities in the first half of 2016, for 4,493 million euros (proceeds of the transaction, net of costs), partially offset by:

•  the counter-effect, in the first half of 2016, of the acquisition of investment securities (net of cash acquired) carried out in Africa for 792 million euros (Airtel in Burkina Faso, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunications in Liberia);

•  the 792 million euro decrease in acquisitions and proceeds from disposal of property, plant and equipment and intangible assets (net of changes in the fixed asset payables), mainly relating to the counter-effect of the acquisition of new telecommunication licenses in the first half of 2016 (mainly 4G licenses in Poland, see Section 2.2.5.2 Acquisitions of telecommunication licenses);

•  and the proceeds from the disposal of BT securities sold in the first half of 2017 for 433 million euros net of fees (see Section 2.1.3 Significant events and Note 7.8 to the consolidated financial statements).

Net cash used in financing activities (telecoms activities)

Between the first half of 2016 and the first half of 2017, the 700 million euro decrease in net cash used in financing operations for telecoms activities resulted primarily from:

•  the increase of 1,497 million euros in long-term debt issuances (see Note 7.5 to the consolidated financial statements);

•  and the net change in cash collateral (with a decrease of 441 million euros in the first half of 2017 compared with a decrease of 759 million euros in the first half of 2016) reflecting, in the first half of 2017, the deterioration in the fair value of derivatives, primarily to hedge bonds denominated in the Group's currencies;

•  partially offset by the 1,010 million euro increase in long-term debt redemptions and repayments.

Concerning financial investments (see Section 2.6.4 Financial glossary) in telecoms activities, the changes in ownership interests with no gain or loss of control in subsidiaries represented a positive 4 million euros in the first half of 2017 (versus a negative 10 million euros in the first half of 2016).

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2.4.2       Net financial debt of telecoms activities

The net financial debt and the ratio of net financial debt to adjusted EBITDA of telecoms activities are financial aggregates that are not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5 Financial aggregates not defined by IFRS and 2.6.4 Financial glossary. Net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.4.3 Financial risks of the 2016 Registration Document.

	June 30, 2017	Dec. 31, 2016
		data on a historical basis
Net financial debt (1) (2)	24,555	24,444
Ratio of Net financial debt/Adjusted EBITDA of telecoms activities(1)	1.92	1.93

(1)   See Section 2.5 Financial aggregates not defined by IFRS.

(2)   In millions of euros.

Between December 31, 2016 and June 30, 2017, net financial debt (see Note 7.4 to the consolidated financial statements) was stable overall, with a small increase of 111 million euros.

Change in net financial debt
(in millions of euros)
Net financial debt at December 31, 2016	24,444
Adjusted EBITDA of telecoms activities	(6,005)
CAPEX of telecoms activities	3,251
Telecommunication licenses paid	161
Change in CAPEX suppliers	218
Change in working capital requirement (1)	299
Interest paid and interest rate effects on derivatives, net (net of dividends received)	732
Income tax paid	391
Other operating items	(4)
Proceeds from the disposal of BT securities (2)	(433)
Acquisitions and other proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control	25
Coupon on subordinated notes issuance (3)	179
Dividends paid to owners of the parent company (4)	1,064
Dividends paid to non-controlling interests	203
Other financial items	30
Net financial debt at June 30, 2017	24,555

(1)   See Section 2.6.4 Financial glossary.

(2)   Net of fees. See Section 2.1.3 Significant events.

(3)   See Note 9.6 to the consolidated financial statements.

(4)   Balance of the dividend of 0.40 euro per share in respect of 2016 (see Note 9.3 to the consolidated financial statements).

At June 30, 2017, the Group’s cash and cash equivalents from telecoms activities totaled 6,437 million euros. The changes in financial assets, liabilities and financial results excluding Orange Bank activities are detailed in Note 7 to the consolidated financial statements.

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2.5       Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the IFRS (International Financial Reporting Standards), Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

2.5.1       Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the consolidated income statement for the period ended. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

Group

The table below presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2016, for the main operating data.

First half year 2016 / Group	Revenues	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
(at June 30, 2016, in millions of euros)
Data on a historical basis	20,079	5,913	5,592	3,167	141,417
Foreign exchange fluctuations (1)	(218)	(78)	(77)	(11)	-
Egyptian pound (EGP)	(297)	(94)	(93)	(20)	-
Polish zloty (PLN)	30	8	8	5	-
US dollar (USD)	29	8	8	2	-
Other	20	-	-	2	-
Changes in the scope of consolidation and other changes	193	13	(54)	25	1,156
Acquisition of Airtel in Burkina Faso	94	26	26	14	261
Acquisition of Oasis (Tigo) in the Democratic Republic of the Congo (DRC)	65	(12)	(12)	3	155
Acquisition of Airtel in Sierra Leone	29	8	8	5	311
Acquisition of Cellcom Telecommunications in Liberia	29	11	11	6	342
Disposal of Fime	(19)	(3)	(52)	(1)	(332)
Acquisition of Groupama Banque (renamed Orange Bank)	-	(17)	(17)	-	547
Other	(5)	-	(18)	(2)	(128)
Data on a comparable basis	20,054	5,848	5,461	3,181	142,573

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2016 and the average exchange rates for the first half of 2017.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2016 primarily include:

•  changes in the scope of consolidation, mainly:

   the acquisition of Oasis (Tigo) in the Democratic Republic of the Congo (Africa & Middle-East) on April 20, 2016, taking effect from January 1, 2016, on a comparable basis,

   the acquisition of Airtel in Burkina Faso (Africa & Middle-East) on June 22, 2016, taking effect from January 1, 2016, on a comparable basis,

   the acquisition of Cellcom Telecommunications in Liberia (Africa & Middle-East) on April 5, 2016, taking effect from January 1, 2016, on a comparable basis,

   the acquisition of Airtel in Sierra Leone (Africa & Middle-East) on July 19, 2016, taking effect from January 1, 2016, on a comparable basis,

   the disposal of Fime (Enterprise) on May 31, 2016, taking effect from January 1, 2016, on a comparable basis,

   and the acquisition of Groupama Banque (renamed Orange Bank) on October 4, 2016, taking effect from January 1, 2016, on a comparable basis;

•  and the foreign exchange fluctuations between the average exchange rates for the first half of 2016 and the average exchange rates for the first half of 2017.

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Segments

The table below presents, for each Orange group operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2016, for the main operating data.

First half year 2016 / Segments	Revenues	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
(at June 30, 2016, in millions of euros)
France
Data on a historical basis	8,860	3,070	2,852	1,586	63,533
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	4	-
Data on a comparable basis	8,860	3,070	2,852	1,590	63,533
Spain
Data on a historical basis	2,418	625	492	547	6,345
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	2	1	-	(2)
Data on a comparable basis	2,418	627	493	547	6,343
Poland
Data on a historical basis	1,306	387	387	194	16,766
Foreign exchange fluctuations (1)	31	9	9	4	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	1,337	396	396	198	16,766
Belgium & Luxembourg
Data on a historical basis	609	145	145	62	1,626
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	609	145	145	62	1,626
Central European countries
Data on a historical basis	798	281	281	110	5,142
Foreign exchange fluctuations (1)	3	2	2	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	801	283	283	110	5,142
Africa & Middle-East
Data on a historical basis	2,516	828	843	359	14,874
Foreign exchange fluctuations (1)	(284)	(104)	(103)	(18)	-
Changes in the scope of consolidation and other changes	217	33	16	26	1,069
Acquisition of Airtel in Burkina Faso	94	26	26	14	261
Acquisition of Oasis (Tigo) in the Democratic Republic of the Congo (DRC)	65	(12)	(12)	3	155
Acquisition of Airtel in Sierra Leone	29	8	8	5	311
Acquisition of Cellcom Telecommunications in Liberia	29	11	11	6	342
Other changes (2)	-	-	(17)	(2)	-
Data on a comparable basis	2,449	757	756	367	15,943
Enterprise
Data on a historical basis	3,666	660	689	168	20,299
Foreign exchange fluctuations (1)	32	5	5	2	-
Changes in the scope of consolidation and other changes	(23)	(4)	(60)	(1)	(350)
Disposal of Fime	(19)	(3)	(52)	(1)	(332)
Other changes (2)	(4)	(1)	(8)	-	(18)
Data on a comparable basis	3,675	661	634	169	19,949
International Carriers & Shared Services
Data on a historical basis	904	(83)	(97)	141	12,832
Foreign exchange fluctuations (1)	-	9	9	-	-
Changes in the scope of consolidation and other changes	(1)	-	7	(3)	(108)
Data on a comparable basis	903	(74)	(81)	138	12,724
Orange Bank
Data on a historical basis	-	-	-	-	-
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	-	(17)	(17)	-	547
Acquisition of Groupama Banque (renamed Orange Bank)	-	(17)	(17)	-	547
Other changes (2)	-	-	-	-	-
Data on a comparable basis	-	(17)	(17)	-	547

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2016 and the average exchange rates for the first half of 2017.

(2)   Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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2.5.2       Adjusted EBITDA and reported EBITDA

Adjusted EBITDA and reported EBITDA are operating performance indicators used by the Group i) to manage and assess its operating and segment results, and ii) to implement its investments and resource allocation strategy.

Reported EBITDA is operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets and before share of profits (losses) of associates and joint ventures.

Adjusted EBITDA is reported EBITDA adjusted for the effects of significant litigations, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified (see Note 1 to the consolidated financial statements).

The reconciliation between adjusted EBITDA, reported EBITDA and consolidated net income is shown below.

			2017			2016
						data on a historical basis
(at June 30, in millions of euros)	Adjusted data	Presentation adjustments	Consolidated income statement	Adjusted data	Presentation adjustments	Consolidated income statement
Revenues	20,276	-	20,276	20,079	-	20,079
External purchases	(8,967)	-	(8,967)	(8,818)	-	(8,818)
Other operating income	353	15	368	362	8	370
Other operating expenses	(269)	(80)	(349)	(173)	(61)	(234)
Labor expenses	(4,171)	(58)	(4,229)	(4,319)	(85)	(4,404)
Operating taxes and levies	(1,244)	5	(1,239)	(1,218)	90	(1,128)
Gains (losses) on disposal of securities and businesses	-	(6)	(6)	-	67	67
Restructuring and integration costs	-	(76)	(76)	-	(340)	(340)
Adjusted EBITDA	5,978	(200)	-	5,913	(321)	-
Significant litigations	(60)	60	-	40	(40)	-
Specific labor expenses	(58)	58	-	(80)	80	-
Review of the investments and business portfolio	(6)	6	-	67	(67)	-
Restructuring and integration costs	(76)	76	-	(340)	340	-
Other specific items (1)	-	-	-	(8)	8	-
Reported EBITDA	5,778	-	5,778	5,592	-	5,592
Depreciation and amortization	-	-	(3,351)	-	-	(3,279)
Impairment of goodwill	-	-	-	-	-	(80)
Impairment of fixed assets	-	-	4	-	-	(92)
Share of profits (losses) of associates and joint ventures	-	-	3	-	-	-
Operating income	-	-	2,434	-	-	2,141
Finance costs, net	-	-	(1,028)	-	-	(830)
Income tax	-	-	(576)	-	-	(237)
Consolidated net income of continuing operations	-	-	830	-	-	1,074
Consolidated net income of discontinued operations	-	-	-	-	-	2,249
Consolidated net income	-	-	830	-	-	3,323
Net income attributable to owners of the parent company	-	-	682	-	-	3,168
Non-controlling interests	-	-	148	-	-	155

(1)   In the first half of 2016, transaction costs relating to the unsuccessful negotiations with Bouygues Telecom.

Orange’s management believes that the presentation of these aggregates is pertinent as it provides investors with the same management aggregates as used internally. Adjusted EBITDA and reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

Adjusted EBITDA and reported EBITDA are not financial aggregates defined by IFRS and may not be comparable to similarly titled indicators used by other companies. They are provided as additional information only and should not be considered as a substitute for operating income or cash provided by operating activities.

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2.5.3       CAPEX

Orange’s management uses CAPEX in allocating resources, so as to measure the operating efficiency of the use of investments in each of its operating segments.

Investments in property, plant and equipment and intangible assets excluding telecommunication licenses and investments financed through finance leases (hereinafter referred to as “CAPEX”) represent the acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, as presented in the Consolidated statement of cash flows (investments financed through finance leases do not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to (i) acquisitions of property, plant and equipment and intangible assets, excluding changes in the fixed asset payables, as presented in the Consolidated statement of cash flows, and (ii) investments in property, plant and equipment and intangible assets as presented in Note 1.3 to the consolidated financial statements.

	2017	2016
(at June 30, in millions of euros)		data on a historical basis
CAPEX	(3,276)	(3,167)
Telecommunication licenses	(100)	(976)
Purchases of property, plant and equipment and intangible assets (1)	(3,376)	(4,143)
Investments financed through finance leases	(15)	(45)
Investments in property, plant and equipment and intangible assets	(3,391)	(4,188)

(1)   Excluding change in the fixed asset payables.

CAPEX does not include investments financed through finance leases (no effect on cash flow upon acquisition) and investments in telecommunication licenses, the acquisition of these licenses not being part of the daily monitoring of operating investments. Orange’s management believes that the presentation of this aggregate is pertinent as it provides investors with the same management aggregate as used internally.

CAPEX is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of property, plant and equipment and intangible assets.

2.5.4       Net financial debt

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant. It consists of (a) financial liabilities excluding receivables from operations (translated at the reporting date rates) including derivatives (assets and liabilities), less (b) cash collateral paid, cash and cash equivalents and investments at fair value. In addition, financial instruments qualifying as cash flow hedges and net investment hedges are included in net financial debt but some of the items they hedge are not (future cash flows, net investment in a foreign currency operation). Effects on the hedge of these items are carried in equity. As a consequence, the “equity components related to unmatured hedging instruments” are added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 7.4 to the consolidated financial statements.

Net financial debt is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the group’s assets and liabilities.

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2.5.5       Ratio of net financial debt to adjusted EBITDA of telecoms activities

The ratio of net financial debt to adjusted EBITDA of telecoms activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunications sector.

The ratio of net financial debt to adjusted EBITDA for telecoms activities is calculated based on the ratio of the Group's net financial debt (see Section 2.5.4 Net financial debt) to the adjusted EBITDA for telecoms activities (see Section 2.5.2 Adjusted EBITDA and reported EBITDA) calculated for the previous 12 months. As the net financial debt (as defined and used by Orange) does not include the Orange Bank activities, for which this concept is not relevant, the net financial debt is divided by the adjusted EBITDA of telecoms activities. In addition, when changes in scope significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to adjusted EBITDA of telecoms activities is adjusted to take into account the adjusted EBITDA of those entities over the previous 12 months.

		June 30, 2017	Dec. 31, 2016
(in millions of euros)			data on a historical basis
Net financial debt	(a)	24,555	24,444
Adjusted EBITDA of telecoms activities (1)	(b)	12,786	12,694
Ratio of Net financial debt/Adjusted EBITDA of telecoms activities(1)	(a)/(b)	1.92	1.93

(1)   Adjusted EBITDA calculated over the previous 12 months on a historical basis.

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2.6       Additional information

2.6.1       Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2017 affecting litigation and unrecognized contractual commitments are described in Note 10 to the consolidated financial statements.

2.6.2       Related party transactions

During the first half of 2017, no operation materially influenced the amounts of related party transactions reported as at December 31, 2016 (see Note 11 to the consolidated financial statements).

2.6.3       Subsequent events

The main events occurring after June 30, 2017 are described in Note 12 to the consolidated financial statements.

2.6.4       Financial glossary

Adjusted EBITDA: reported EBITDA (see definition of this term) adjusted for the effects of significant litigations, specific labor expenses, review of investments and the business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified (see Note 1 to the consolidated financial statements). Adjusted EBITDA is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

CAPEX: investments in property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 1.3 to the consolidated financial statements). CAPEX is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).).

Capital expenditure on property, plant and equipment and intangible assets: see CAPEX.

Change in working capital requirement: change in working capital requirement is made up of:

•  the Change in working capital requirement for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, and (iii) the change in trade payables for other goods and services;

•  and the Change in working capital requirement excluding operations, which is made up of (i) the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies), and (ii) the change in operating activities related to Orange Bank activities.

Commercial expenses and content costs: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 2.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the consolidated income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).

Data services (Enterprise): see Revenues.

External data: data after elimination of internal flows between the consolidation scopes taken into consideration.

External purchases: external purchases include:

•  Commercial expenses and content costs: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

•  Service fees and inter-operator costs: network expenses and interconnection costs;

•  Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses;

•  and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control in subsidiaries.

Fixed broadband ARPU: the average revenues per retail broadband access (xDSL, FTTx, 4G fixe, Cable, Satellite and Wimax) for the period are calculated by dividing the revenues for retail broadband services generated over the period in question by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of accesses at the beginning and end of the month. The fixed broadband ARPU is expressed as the monthly revenues per access.

Fixed services: see Revenues.

IT & integration services (Enterprise): see Revenues.

Labor data: data before elimination of internal flows between the consolidation scopes taken into consideration.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Mobile ARPU: the average revenues per mobile customer (Average Revenues Per User, ARPU) for the period are calculated by dividing (i) revenues for incoming and outgoing calls (voice, SMS and data), network access fees, value-added services and international roaming generated for the period in question, by (ii) the weighted average number of customers (excluding machine-to-machine - M2M customers) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile ARPU is expressed in monthly revenues per customer.

Mobile equipment sales: see Revenues.

Mobile services: see Revenues.

Net financial debt: net financial debt as defined and used by Orange does not incorporate the Orange Bank activities, for which this concept is not relevant. It consists of (a) financial liabilities excluding receivables from operations (translated at the reporting date rates) including derivatives (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and investments at fair value. In addition, financial instruments qualifying as cash flow hedges and net investment hedges included in net financial debt are set up to hedge, among other, items that are not In addition, financial instruments qualifying as cash flow hedges and net investment hedges are included in net financial debt but some of the items they hedge are not (future cash flows, net investment in a foreign currency operation). Effects on the hedge of these items are carried in equity. As a consequence, the “equity components related to unmatured hedging instruments” are added to gross financial debt to offset this temporary difference (see Note 7.4 to the consolidated financial statements). Net financial debt is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses (net of other operating income): see Other operating income and expenses.

Other operating income and expenses: other operating income and expenses are made up of:

•  Other operating income: mainly includes income from universal service, late-payment interest on trade receivables, brand royalties and management fees invoiced to certain unconsolidated entities, tax credits and government grants, gains on real estate disposals, impaired proceeds from trade receivables, income relating to line damages, penalties and reimbursements from customers, and the Net Banking Income (NBI) of Orange Bank (net balance of income and expenses from banking operations prepared in accordance with generally accepted accounting principles in France in the banking sector);

•  and Other operating expenses: mainly universal service expenses, impairment and losses on trade receivables of telecoms activities, litigation, and Orange Bank’s cost of banking credit risk.

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Other revenues: see Revenues.

Reported EBITDA: operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures (see Note 1 to the consolidated financial statements). Reported EBITDA is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).

Revenues: revenues (see Note 1.1 to the consolidated financial statements) include by product lines:

•  excluding Enterprise and International Carriers & Shared Services operating segments:

   Mobile services: mobile services revenues include revenues from incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, Machine-to-Machine (M2M), roaming revenues from customers of other networks (national and international roaming), revenues from Mobile Virtual Network Operators (MVNO) and from network sharing,

   Mobile equipment sales: sales of subsidized and unsubsidized mobile devices and equipment, excluding sales of accessories,

   Fixed services: fixed services revenues are made up of revenues from conventional fixed telephony, fixed broadband services, business solutions and networks (except the France operating segment, for which most business solutions and networks are carried by the Enterprise operating segment), and revenues from wholesale services (in particular national and international interconnections, unbundling and wholesale of telephone lines), and Other revenues: sales and rentals of fixed equipment, sales of mobile accessories and other miscellaneous revenues;

•  for the Enterprise operating segment:

   Voice services: voice services include legacy voice offerings (PSTN access), Voice over Internet Protocol (VoIP) products, audio conference services, as well as incoming traffic for call centers,

   Data services: data services include the legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), and those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include broadcasting and Business Everywhere roaming offers,

   IT & integration services: IT & integration services include the unified communication and collaboration services (LAN and telephony, advising, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, as well as sales of equipment related to the above products and services, and Services and mobile equipment: they include mobile services (see above) and mobile equipment sales (see above) including sales of accessories;

•  and for the International Carriers & Shared Services operating segment:

   the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers,

   and shared services, including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, the operations in Content and Audience, and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling.

Service fees and inter-operator costs: see External purchases.

Services and mobile equipment (Enterprise): see Revenues.

Voice services (Enterprise): see Revenues.

Wages and employee benefit expenses: see Labor expenses.

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3.        Statement by the person responsible

I certify that based on my knowledge, the first half 2017 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main transactions between related parties, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 27, 2017

Chief Executive Officer Delegate, Finance and Strategy

Ramon Fernandez

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4.        Statutory auditors’ review report on the half-year financial information

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting and in accordance with the requirements of article L. 451-1-2 III of the French monetary and financial code (“Code monétaire et financier”), we hereby report to you on:

•  the review of the accompanying condensed half-yearly consolidated financial statements of Orange, for the period from January 1 to June 30, 2017,

•  the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of your Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

1.       Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information mainly consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared in all material respects in accordance with IAS 34 - the standard of the IFRSs as adopted by the European Union applicable to interim financial information.

2.       Specific verification

We have also verified the information provided in the half-yearly management report in respect of the condensed half-yearly consolidated financial statements subject to our review.

We have no matters to report on the fair presentation and consistency of this information with the condensed half-yearly consolidated financial statements.

Paris-La Défense, July 27, 2017

The statutory auditors

French original signed by

KPMG SA	ERNST & YOUNG Audit
Marie Guillemot	Charles-Emmanuel Chosson
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ORANGE

Date: July 31, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations